Filed pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing Person: Corporate Property Associates 17 – Global Incorporated

Subject Company: Corporate Property Associates 17 – Global Incorporated

Commission File Number: 000-52891

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported):  October 9, 2018

W. P. Carey Inc.

(Exact Name of Registrant as Specified in its Charter)

Maryland

(State or Other Jurisdiction of Incorporation)

001-13779	45-4549771
(Commission File Number)	(IRS Employer Identification No.)

50 Rockefeller Plaza, New York, NY	10020
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:  (212) 492-1100

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒          Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.    Entry into a Material Definitive Agreement.

On October 9, 2018, W. P. Carey Inc. (the “Company”) consummated the public offering (the “Offering”) of €500 million aggregate principal amount of 2.250% Senior Notes due 2026 (the “Senior Notes”), issued by WPC Eurobond B.V., a wholly-owned subsidiary of the Company (the “Issuer”), and fully, unconditionally and irrevocably guaranteed by the Company (the “Guarantee”; together with the Senior Notes, the “Securities”). The Offering settled on October 9, 2018 and was made pursuant to (i) the Company’s automatic shelf registration statement on Form S-3ASR (File No. 333-214510) filed with the Securities and Exchange Commission on November 8, 2016, (ii) a preliminary prospectus supplement relating to the Securities, dated as of October 2, 2018, and (iii) a final prospectus supplement relating to the Securities, dated as of October 4, 2018. The Company intends to use the net proceeds from the Offering for general corporate purposes, including reducing amounts outstanding under its unsecured revolving credit facility.

The terms of the Securities are governed by an indenture, dated as of November 8, 2016 (the “Base Indenture”), by and among the Issuer, the Company, as guarantor, and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by a supplemental indenture dated as of October 9, 2018 (the “Supplemental Indenture”), by and among the Issuer, the Company, as guarantor, and the trustee.

The foregoing descriptions of the Securities, the Base Indenture and the Supplemental Indenture in this Current Report on Form 8-K do not purport to be complete, are qualified in their entirety by reference to Exhibits 4.1, 4.2 and 4.3, respectively to this Current Report on Form 8-K and are incorporated herein by reference.

In connection with the issuance of the Securities, the Issuer and the Guarantor also entered into an Agency Agreement, dated as of October 9, 2018 (the “Agency Agreement”), with Elavon Financial Services DAC, UK Branch, as paying agent, and the Trustee, as transfer agent, registrar and trustee. The foregoing description of the Agency Agreement does not purport to be complete and is qualified in its entirety by the full text of the Agency Agreement, which is being filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Cautionary Statement Concerning Forward-Looking Statements

On June 17, 2018, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Corporate Property Associates 17 — Global Incorporated (“CPA:17”), CPA17 Merger Sub LLC, an indirect subsidiary of W. P. Carey (“Merger Sub”), and, for the limited purposes set forth therein, Carey Asset Management Corp., W. P. Carey & Co. B.V. and W. P. Carey Holdings, LLC, each an indirect subsidiary of W. P. Carey, and CPA: 17 Limited Partnership, pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, CPA:17 will merge with and into Merger Sub, with Merger Sub surviving the merger as an indirect wholly-owned subsidiary of W. P. Carey (the “Merger”).

Certain of the matters discussed in this communication constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding the intent, belief or expectations of the Company and can be identified by the use of words such as “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “believe,” “project,” “expect,” “anticipate,” “intend,” “estimate” and other comparable terms. These forward-looking statements include, but are not limited to, statements regarding: our ability to refinance mortgage debt with unsecured bonds; capital markets; our ability to sell shares under our “at-the-market” program and the use of proceeds from that program; tenant credit quality; the general economic outlook; our corporate strategy; our capital structure; our portfolio lease terms; our international exposure and acquisition volume; our expectations about tenant bankruptcies and interest coverage; statements regarding estimated or future economic performance and results, including our underlying assumptions, occupancy rate, credit ratings, and possible new acquisitions and dispositions; statements that we make regarding our ability to remain qualified for taxation as a real estate investment trust; the impact of recently issued accounting pronouncements, the Tax Cuts and Jobs Act in the United States adopted in 2017, and other regulatory activity, such as the General Data Protection Regulation in the European Union or other data privacy initiatives; our existing or future leverage and debt service obligations; our projected assets under management; our future financing transactions; and our plans to fund our future liquidity needs.

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These statements are based on the current expectations of our management. It is important to note that our actual results could be materially different from those projected in such forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on our business, financial condition, liquidity, results of operations, and prospects. You should exercise caution in relying on forward-looking statements as they involve known and unknown risks, uncertainties, and other factors that may materially affect our future results, performance, achievements, or transactions. Information on factors that could impact actual results and cause them to differ from what is anticipated in the forward-looking statements contained herein is included in our filings with the Securities and Exchange Commission, or the SEC from time to time, including, but not limited to those described in Item 1A. Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the SEC on February 23, 2018. Moreover, because we operate in a very competitive and rapidly changing environment, new risks are likely to emerge from time to time. Given these risks and uncertainties, potential investors are cautioned not to place undue reliance on these forward-looking statements as a prediction of future results, which speak only as of the date of this presentation, unless noted otherwise. Except as required by federal securities laws and the rules and regulations of the SEC, we do not undertake to revise or update any forward-looking statements.

Additional Information and Where to Find it:

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the federal securities laws. W. P. Carey has filed a Registration Statement on Form S-4 and mailed the Joint Proxy Statement/Prospectus and other relevant documents to its security holders in connection with the proposed Merger on or around September 4, 2018.

WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY W. P. CAREY AND CPA:17 IN CONNECTION WITH THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT W. P. CAREY, CPA:17 AND THE PROPOSED MERGER. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY.

Investors will be able to obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (http://www.sec.gov). In addition, these materials will also be available free of charge by accessing W. P. Carey’s website (http://www.wpcarey.com) or by accessing CPA:17’s website (http://www.cpa17global.com). Investors may also read and copy any reports, statements and other information filed by W. P. Carey or CPA:17 with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Proxy Solicitation:

Information regarding W. P. Carey’s directors and executive officers is available in its proxy statement filed with the SEC by W. P. Carey on April 3, 2018 in connection with its 2018 annual meeting of stockholders, and information regarding CPA:17’s directors and executive officers is available in its proxy statement filed with the SEC by CPA:17 on April 20, 2018 in connection with its 2018 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials filed with the SEC when they become available.

Item 9.01    Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
4.1	Form of Note representing €500 Million Aggregate Principal Amount of 2.250% Senior Notes due 2026.
4.2

Indenture dated as of November 8, 2016, by and among WPC Eurobond B.V., as issuer, W. P. Carey, as guarantor, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.3 of W. P. Carey Inc.’s automatic shelf registration statement on Form S-3ASR (File No. 333-214510) filed November 8, 2016).

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4.3	Supplemental Indenture dated as of October 9, 2018, by and among WPC Eurobond B.V., as issuer, W. P. Carey Inc., as guarantor, and U.S. Bank National Association, as trustee.
5.1	Opinion of DLA Piper LLP (US) regarding the validity of the Securities.
5.2	Opinion of DLA Piper Nederland N.V.
10.1

Agency Agreement dated as of October 9, 2018, by and among WPC Eurobond B.V., as issuer, W.P. Carey Inc., as guarantor, Elavon Financial Services DAC, UK Branch, as paying agent and U.S. Bank National Association, as transfer agent, registrar and trustee.

23.1	Consent of DLA Piper LLP (US) (contained in Exhibit 5.1).
23.2	Consent of DLA Piper Nederland N.V. (contained in Exhibit 5.2).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 9, 2018	W. P. Carey Inc.

	By:	/s/ ToniAnn Sanzone
ToniAnn Sanzone
Chief Financial Officer

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Exhibit 4.1

THIS CERTIFICATE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF THE NOMINEE OF THE ENTITY APPOINTED AS COMMON SAFE-KEEPER (THE “CSK”) FOR CLEARSTREAM BANKING, S.A. (“CLEARSTREAM”) AND EUROCLEAR BANK SA/NV (“EUROCLEAR” AND, TOGETHER WITH CLEARSTREAM, THE “CLEARING SYSTEMS”). TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, AND NOT IN PART, TO NOMINEES OF THE CSK OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE.

WPC EUROBOND B.V.

2.250% Senior Note due 2026

REGISTERED	PRINCIPAL AMOUNT: €500,000,000
No. R-1

CUSIP: 92940N AC3

ISIN: XS1843459600
Common Code: 184345960

This certifies that the person whose name is entered in the register maintained by the Registrar in relation to the Notes (the “Register”) is the duly registered holder (the “Holder”) of Notes in the aggregate principal amount of €500,000,000 or such other amount as is shown on Register as being represented by this Global Note and is duly endorsed (for information purposes only) in the fourth column of the Schedule of Increases and Decreases in Note attached to this Global Note.

WPC Eurobond B.V., a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) promises to pay to each Holder the aggregate principal amount shown on the Register as being represented by this Global Note on April 9, 2026 (the “Stated Maturity Date”).

Interest Payment Date: April 9 of each year, commencing April 9, 2019

Regular Record Date: The Business Day immediately preceding the applicable Interest Payment Date.

Issue Date: October 9, 2018

Additional provisions of this Note are set forth on the reverse side hereof.

IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed.

WPC EUROBOND B.V.

By:
Name:
Title:

By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF
AUTHENTICATION

U.S. BANK NATIONAL ASSOCIATION, as
Trustee, certifies that this is one of the Notes
referred to in the Indenture.

By:
Authorized Signatory

Date: October , 2018

EFFECTUATED for and on behalf of

CLEARSTREAM BANKING, S.A.

as common safe-keeper, without recourse,
warranty or liability

By:
Authorized Signatory

Date: October , 2018

[FORM OF REVERSE SIDE OF GLOBAL NOTE]

2.250% Senior Note due 2026

General. This Note is one of a duly authorized issue of Securities of WPC EUROBOND B.V., a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), as issuer (the “Company,” which term includes any successor Person under the Indenture hereinafter referred to), issued and to be issued in one or more series under an indenture (the “Original Indenture”), dated as of November 8, 2016, by and among the Company, the Guarantor and U.S. Bank National Association, as trustee (the “Trustee,” which term includes any successor trustee under the Indenture with respect to the series of Securities of which this Note is a part), as supplemented by a Third Supplemental Indenture thereto, dated as of October 9, 2018 (the “Third Supplemental Indenture,” and together with the Original Indenture, the “Indenture”), by and among the Company, the Guarantor and the Trustee. Reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, obligations, duties and immunities thereunder of the Company, the Guarantor, the Trustee and the Holders of the Securities, and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Note is one of a duly authorized series of Securities designated as “2.250% Senior Notes due 2026” (collectively, the “Notes”), limited, except as specified below, in aggregate principal amount to FIVE HUNDRED MILLION EURO (€500,000,000). To the extent the terms of this Note conflict with the terms of the Indenture, the terms of this Note shall govern. For the avoidance of doubt, the Securities (1) shall be evidenced by this Global Note at all times, (2) are Registered Securities as such term is defined in the Indenture and (3) shall be registered as to both principal and stated interest with such principal and interest payable solely to the Holders thereof; the Company shall take no action that would cause the Securities to not meet the foregoing requirements.

The Guarantee. To guarantee the full and punctual payment when due, whether at maturity, upon redemption or repurchase, by acceleration or otherwise, of principal of and premium, if any, and interest on the Notes and all other obligations of the Company under this Indenture, whether at maturity, by acceleration or otherwise, according to the terms of the Notes and the Indenture, the Guarantor has fully, unconditionally and irrevocably guaranteed such obligations pursuant to the terms of the Indenture. The Guarantee is an unsecured and unsubordinated obligation of the Guarantor and ranks equally with all other unsecured and unsubordinated indebtedness and obligations of the Guarantor.

Payment of Interest. Interest on this Note shall be payable, annually in arrears, on each Interest Payment Date and shall be computed on the basis of an ACTUAL/ACTUAL (ICMA) (as defined in the rulebook of the International Capital Market Association) day count convention. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date shall, as provided in the Indenture, be paid to the Person in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on the Business Day, as defined in the Indenture, immediately preceding such Interest Payment Date (the “Regular Record Date”). Any such interest not punctually paid or duly provided for on an Interest Payment Date (“Defaulted Interest”) shall forthwith cease to be payable to the Holder on such Regular Record Date, and such Defaulted Interest may be paid to the Person in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on a special record date (the “Special Record Date”) for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Notes not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, not inconsistent with the requirements of the Irish Stock Exchange or any other securities exchange on which the Notes may be listed, all as more fully provided in the Indenture.

Interest on the Notes shall be payable to the Paying Agent by electronic means, in Euro. Interest payable on Global Notes shall be made in immediately available funds to the Clearing Systems or to the nominee of the CSK, as the case may be, as the registered Holder of such Global Note. If any of the Notes are no longer represented by Global Notes, payment of interest on the Notes in definitive form may, at the option of the Company, the Guarantor or the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, be made by electronic means directly to Holders at their registered addresses.

Issuance in Euro. Principal of, and premium, if any, and interest on the Notes shall be payable in Euro. If Euro is unavailable to the Company, the Guarantor or the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, due to the imposition of exchange controls or other circumstances beyond the Company’s, the Guarantor’s or the Operating Partnership’s, as applicable, control or the Euro is no longer used by the member states of the European Monetary Union that have adopted the Euro as their currency for the settlement of transactions by public institutions within the international banking community, then all payments in respect of the

Notes shall be made in Dollars until Euro is again available to the Company, the Guarantor or the Operating Partnership, as applicable, or so used. In such case, the amount payable on any date in Euro shall be converted to Dollars on the basis of the Market Exchange Rate on the second Business Day before the date that payment is due, or if such Market Exchange Rate is not then available, on the basis of the most recently available Market Exchange Rate on or before the date that payment is due. Any payment in respect of the Notes so made in Dollars shall not constitute an Event of Default under the Indenture. Neither the Trustee nor any Paying Agent shall be responsible for obtaining exchange rates, effecting conversions or otherwise handling re-denominations.

“Market Exchange Rate” means the noon buying rate in the City of New York for cable transfers of Euro as certified for customs purposes (or, if not so certified, as otherwise determined) by the Federal Reserve Bank of New York.

Optional Redemption; Redemption for Tax Reasons. The provisions of Article Twelve of the Original Indenture (defined below) shall apply to this Note, as supplemented or amended by the following paragraphs.

The Notes shall be redeemable, at the Company’s sole option, in whole at any time or in part from time to time, in each case prior to January 9, 2026 (i.e., three months prior to the Stated Maturity Date), for cash, at a Redemption Price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal of and interest on the Notes to be redeemed (exclusive of unpaid interest accrued to, but not including, such Redemption Date), discounted to such Redemption Date on an annual basis (ACTUAL/ACTUAL (ICMA) (as defined in the rulebook of the International Capital Market Association)) at the Comparable Government Bond Rate plus 0.350%, plus, in each case, unpaid interest, if any, accrued to, but not including, such Redemption Date.

In addition, at any time on or after January 9, 2026 (i.e., three months prior to the Stated Maturity Date), the Notes shall be redeemable, at the Company’s sole option, in whole at any time or in part from time to time, for cash, at a Redemption Price equal to 100% of the principal amount of the Notes to be redeemed plus unpaid interest, if any, accrued to, but not including, such Redemption Date.

If, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated under the laws) of the Netherlands or the United States (or any taxing authority thereof or therein), as applicable, or any change in, or amendments to, an official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after October 9, 2018, the Company, the Guarantor or the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, becomes or, based upon a written opinion of independent counsel selected by them, shall become obligated to pay Additional Amounts with respect to the Notes, then the Notes may be redeemed at the option of the Company, in whole, but not in part, at a Redemption Price equal to 100% of the principal amount of the Notes being redeemed plus unpaid interest, if any, accrued to, but not including, such Redemption Date.

Notwithstanding the foregoing, interest shall be payable to Holders of the Notes on the Regular Record Date applicable to an Interest Payment Date falling on or before such Redemption Date.

The following definitions shall apply with respect to the foregoing:

“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an Independent Investment Banker, a German government bond whose maturity is closest to the maturity of the Notes to be redeemed, or if the Independent Investment Banker in its discretion determines that such similar bond is not in issue, such other German government bond as such Independent Investment Banker may, with the advice of three brokers of, and/or market makers in, German government bonds selected by such Independent Investment Banker, determine to be appropriate for determining the Comparable Government Bond Rate.

“Comparable Government Bond Rate” means the price, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), at which the gross redemption yield on the Notes to be redeemed, if they were to be purchased at such price on the third Business Day prior to the date fixed for redemption, would be equal to the gross redemption yield on such Business Day of the Comparable Government Bond on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such Business Day as determined by an Independent Investment Banker.

“Independent Investment Banker” means each of J.P. Morgan Securities plc and Merrill Lynch International and their respective successors, or, if neither such firm is willing or able to select the Comparable Government Bond, an independent investment banking institution of international standing appointed by the Company.

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In order to exercise the Company’s right of optional redemption or redemption for tax reasons, the Company (or, at the Company’s request, the Paying Agent on its behalf) must transmit a notice of redemption to each Holder of Notes to be redeemed at least 30 days but not more than 60 days prior to the Redemption Date. Such notice of redemption shall specify the principal amount of Notes to be redeemed, the CUSIP, ISIN and Common Code numbers of the Notes to be redeemed, the Redemption Date, the Redemption Price, the place or places of payment, and that payment shall be made upon presentation and surrender of such Notes. Once notice of redemption is delivered to Holders, the Notes called for redemption shall become due and payable on the Redemption Date at the Redemption Price. On the Redemption Date, the Company, the Guarantor, or the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, shall deposit with the Trustee or the Paying Agent an amount of money sufficient to redeem on the Redemption Date all the Notes so called for redemption at the Redemption Price.

Unless there is a default in payment of the Redemption Price, on and after the Redemption Date, interest shall cease to accrue on the Notes or any portion of the Notes called for redemption from and including the Redemption Date.

If less than all of the Notes are to be redeemed, the Trustee, upon prior notice from the Company, shall select the Notes to be redeemed, which, in the case of Notes in book-entry form, shall be in accordance with the procedures of the applicable depositary or common safe-keeper. The Trustee may select Notes and portions of Notes in amounts of €100,000 and integral multiples of €1,000 in excess thereof.

Payment of Additional Amounts. All payments in respect of the Notes shall be made by Company, the Guarantor or the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature, imposed or levied by the Netherlands or the United States or any taxing authority thereof or therein, as applicable, unless such withholding or deduction is required by law. If such withholding or deduction is required by law, the Company, the Guarantor or the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, shall pay to a Holder who is not a United States person, as applicable, such additional amounts (the “Additional Amounts”) on the Securities as are necessary in order that the net payment by the Company, the Guarantor or the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, or a Paying Agent of principal of, and premium, if any, and interest on, the Securities to such Holder, after such withholding or deduction, shall not be less than the amount provided in the Securities to be then due and payable, provided, however, that the foregoing obligation to pay Additional Amounts shall not apply to the exceptions provided for in Section 1104 of the Original Indenture.

The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable to the Notes. Except as specifically provided hereunder, neither the Company nor the Guarantor nor the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, shall be required to make any payment for any tax, duty, assessment or governmental charge of whatever nature imposed by any government or a political subdivision or taxing authority of or in any government or political subdivision.

Place of Payment. The Company, the Guarantor or the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, shall make payment of principal of, or premium, if any, and interest on, this Note to the Paying Agent by electronic means, in Euro.

Time of Payment. If an Interest Payment Date, the Stated Maturity Date or any Redemption Date falls on a day that is not a Business Day, the required payment need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on such Interest Payment Date, the Stated Maturity Date or such Redemption Date, as the case may be, and no additional interest shall accrue on such payment as a result of payment on such next succeeding Business Day.

Further Issuance. The Company may, from time to time, without notice to, or the consent of, the Holders of the Notes, increase the principal amount of the series of Notes and issue and sell additional Securities (“Additional Securities”) ranking equally and ratably with, and having the same interest rate, maturity and other terms as, the originally issued Notes (other than the issue date and, to the extent applicable, issue price, initial Interest Payment Date and initial date of interest accrual). Any such Additional Securities shall be consolidated, and constitute a single series of Securities, with the originally issued Notes for all purposes; provided, however, that any such Additional Securities that have the same CUSIP, ISIN, Common Code or other identifying number of any Outstanding Notes must be fungible with such Outstanding Notes for U.S. federal income tax purposes. If this Note

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is represented by a Global Note, details of such Additional Securities may be entered in the records of the relevant Clearing Systems such that the nominal amount of Notes represented by this Global Note may be increased by the amount of such Additional Securities so issued.

Possible Future Operating Partnership Guarantee. Upon and following consummation of an UPREIT Reorganization, if the Operating Partnership incurs or assumes any recourse Funded Debt, or guarantees or otherwise becomes obligated with respect to any other entity’s Funded Debt, then the Guarantor shall cause the Operating Partnership, within 10 Business Days of such incurrence, assumption, guarantee or other action, to (i) execute and deliver to the Trustee a supplemental indenture, in form reasonably satisfactory to the Trustee, pursuant to which the Operating Partnership will guarantee all of the payment and other obligations under the Notes in a timely manner on a senior unsecured basis on terms consistent with the Guarantee and (ii) deliver to the Trustee an Officer’s Certificate and an opinion of counsel to the effect that each of such supplemental indenture and such Operating Partnership Guarantee has been duly authorized, executed and delivered by, and constitutes a valid, legally binding and enforceable obligation of, the Operating Partnership, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws or by general principles of equity. Any such Operating Partnership Guarantee shall provide that holders of the Notes shall be entitled to proceed directly against the Operating Partnership without exercising their remedies against any other obligor.

Events of Default. If an Event of Default with respect to the Notes shall have occurred and be continuing, the principal of the Notes may be declared, and in certain cases shall automatically become, due and payable in the manner and with the effect provided in the Indenture.

Sinking Fund. The Notes are not subject to, or entitled to the benefits of, any sinking fund.

Satisfaction and Discharge. The Indenture contains provisions where, upon the Company’s direction and satisfaction of certain conditions, the Indenture shall cease to be of further effect with respect to the Notes, subject to the survival of specified provisions of the Indenture.

Legal Defeasance and Covenant Defeasance. The Indenture contains provisions for legal defeasance of certain obligations of the Company, the Guarantor and the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, under this Note and the Indenture and covenant defeasance of certain obligations of the Company, the Guarantor and the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, under the Indenture.

Modification and Waivers; Obligations of the Company Absolute. The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company,  Guarantor and the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, and the rights of the Holders of the Securities. Such amendment and modification may be effected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series affected thereby (voting as separate classes). The Indenture also contains provisions permitting the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series, on behalf of the Holders of all Outstanding Securities of such series, to waive compliance by the Company, the Guarantor or the Operating Partnership, as applicable, with certain provisions of the Indenture. Furthermore, provisions in the Indenture permit the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series to waive, on behalf of the Holders of all Outstanding Securities of such series, certain past defaults under the Indenture and their consequences. Any such consent or waiver in respect of the Notes shall be conclusive and binding upon the Holder of this Note and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, the Guarantor or the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, which is absolute and unconditional, to pay principal of, and premium, if any, and interest on, this Note at the time, place, and rate, and in the coin or currency, herein prescribed.

Limitation on Suits. As set forth in, and subject to, the provisions of the Indenture, no Holder of any Note shall have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture, or for the appointment of a receiver or trustee, or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of at least 25% in aggregate principal amount of the Outstanding Notes, as well as an offer of indemnity or security

A-4

reasonably satisfactory to it, and no inconsistent direction has been given to the Trustee during such 60-day period by the Holders of a majority in aggregate principal amount of the Outstanding Notes. Notwithstanding any other provision of the Indenture, each Holder of a Note shall have the right, which is absolute and unconditional, to receive payment of principal of, and premium, if any, and interest on, such Note on the respective due dates therefor and to institute suit for the enforcement therefor, and this right shall not be impaired without the consent of such Holder.

Authorized Denominations. The Notes are issuable only in registered form without coupons in minimum denominations of €100,000 or any integral multiple of €1,000 in excess thereof.

Effectuation. This Note shall not be valid for any purposes until it has been effectuated for or on behalf of the entity appointed as common safe-keeper by the relevant Clearing Systems.

Registration of Transfer or Exchange. As provided in the Indenture and subject to certain limitations herein and therein set forth, the transfer of this Note is registrable in the register of the Notes maintained by the Security Registrar upon surrender of this Note for registration of transfer, at the Office of the Paying Agent (or, otherwise, in accordance with applicable procedures of Euroclear and Clearstream) duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his or her attorney duly authorized in writing, and thereupon one or more new Notes, of authorized denominations and for the same aggregate principal amount, shall be issued to the designated transferee or transferees. The Indenture is written with the intention of meeting the requirements for the Note to be in “registered form” within the meaning of Sections 163(f), 871(h)(2) and 881(c)(2) of the Internal Revenue Code of 1986, as amended (the “Code”) (and any other relevant or successor provisions of the Code) and is to be so construed.

As provided in the Indenture and subject to certain limitations herein and therein set forth, this Note is exchangeable for a like aggregate principal amount of Notes of different authorized denominations, as requested by the Holders surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Note for registration of transfer, the Company, the Guarantor or the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, the Trustee and any agent of the Company, the Guarantor, the Operating Partnership, the Trustee or the Paying Agent may treat the Holder as the owner hereof for all purposes, whether or not this Note be overdue, and none of the Company, the Guarantor or the Operating Partnership, as applicable, the Trustee, the Paying Agent or any such agent shall be affected by notice to the contrary.

Defined Terms. All terms used but not defined in this Note shall have the meanings assigned to them in the Indenture.

Governing Law. The Indenture and this Note shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflicts of law principles of such State other than New York General Obligations Law Section 5-1401. EACH OF THE COMPANY, THE GUARANTOR AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THE INDENTURE, THE NOTES OR THE TRANSACTION CONTEMPLATED HEREBY.

Unless the certificate of authentication hereon has been executed by the Trustee by manual signature, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

The Company has caused “CUSIP” and “ISIN” numbers and a Common Code to be printed on the Notes as a convenience to the Holders of the Notes. No representation is made as to the correctness or accuracy of such CUSIP number, ISIN number or Common Code printed on the Notes, and reliance may be placed only on the other identification numbers printed hereon.

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ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

PLEASE INSERT SOCIAL SECURITY NUMBER OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

(Please print or typewrite name and address,
including postal zip code, of assignee)

the within Note and all rights thereunder, and hereby irrevocably constitutes and appoints to transfer said Note on the books of the Trustee, with full power of substitution in the premises.

Dated:
NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within Note in every particular, without alteration or enlargement or any change whatsoever.

Signature Guarantee

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SCHEDULE OF INCREASES OR DECREASES IN NOTE

The following increases or decreases in this Note have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Note	Amount of increase in Principal Amount of this Note	Principal Amount of this Note following such decrease or increase	Signature of authorized signatory of Common Service Provider to the Clearing Systems

Exhibit 4.3

Execution Version

THIRD SUPPLEMENTAL INDENTURE

Dated as of October 9, 2018

to

INDENTURE

Dated as of November 8, 2016

by and among

WPC Eurobond B.V., as Issuer

W. P. Carey Inc., as Guarantor

and

U.S. Bank National Association, as Trustee

TABLE OF CONTENTS

Page
ARTICLE ONE DEFINITIONS	2

Section 101 Certain Terms Defined in the Indenture	2
Section 102 Definitions	2

ARTICLE TWO CERTAIN COVENANTS	8

Section 201 Limitation on Incurrence of Debt	8
Section 202 Limitation on the Incurrence of Secured Debt	8
Section 203 Limitation on the Incurrence of Debt Based on Consolidated EBITDA to Annual Debt Service Charge	8
Section 204 Maintenance of Unencumbered Asset Value	9

ARTICLE THREE	9

Section 301 Possible Future Operating Partnership Guarantee	9
Section 302 Ranking	9
Section 303 Waiver of Reimbursement, Indemnity and Subrogation Rights	9
Section 304 Release of any Operating Partnership Guarantee	10
Section 301 Supplemental Indenture	10

ARTICLE FOUR FORM AND TERMS OF THE NOTES	10

Section 401 Form and Dating	10
Section 402 Certain Terms of the Notes	12
Section 403 Redemption	14
Section 404 Additional Terms	15

ARTICLE FIVE MISCELLANEOUS	16

Section 501 Relationship with Indenture	16
Section 502 Trust Indenture Act Controls	16
Section 503 Disclaimer	16
Section 504 Governing Law	17
Section 505 Multiple Counterparts	17
Section 506 Severability	17
Section 507 Ratification	17
Section 508 Headings	17
Section 509 Effectiveness	18

EXHIBIT A	1

i

THIRD SUPPLEMENTAL INDENTURE

This Third Supplemental Indenture, dated as of October 9, 2018 (this “Third Supplemental Indenture”), by and among WPC Eurobond B.V., a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), as issuer (the “Company”), W.P. Carey Inc., a Maryland corporation, as guarantor (the “Guarantor”), and U.S. Bank National Association, as trustee (the “Trustee”), supplements that certain Indenture, dated as of November 8, 2016, by and among the Company, the Guarantor and the Trustee (the “Original Indenture,” and together with the Third Supplemental Indenture, the “Indenture”).

RECITALS

The Company has duly authorized the execution and delivery of the Indenture to provide for the issuance from time to time of its unsecured and unsubordinated debentures, notes or other evidences of indebtedness (the “Securities”, which term shall include the related Guarantee (as defined below) unless the context otherwise requires), unlimited as to principal amount, to bear such fixed or floating rates of interest, to mature at such time or times, to be issued in one or more series and to have such other provisions as provided for in the Indenture;

The Guarantor has duly authorized the execution and delivery of the Indenture to provide for the guarantee (the “Guarantee”) by the Guarantor of the payment of the Securities and any other obligations of the Company pursuant to the Indenture in respect of such Securities.

The Indenture provides that the Securities shall be in the form as may be established by or pursuant to a Board Resolution and set forth in an Officer’s Certificate or as may be established in one or more supplemental indentures thereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by the Indenture;

The Company, the Guarantor, Elavon Financial Services DAC, UK Branch and U.S. Bank National Association have executed and delivered the Paying Agency Agreement dated as of October 9, 2018 to appoint Elavon Financial Services DAC, UK Branch, as Paying Agent, and U.S. Bank National Association as Registrar and Transfer Agent;

The parties hereto are entering into this Third Supplemental Indenture to establish the terms of the Securities created on or after the date of this Third Supplemental Indenture; and

The Company has determined to issue and deliver, the Guarantor has agreed to guarantee pursuant to the terms of the Indenture and the Trustee shall authenticate, a series of Securities designated as the Company’s “2.250% Senior Notes due 2026” (hereinafter called the “Notes”, which term shall include the related Guarantee with respect to such Notes unless the context otherwise requires) pursuant to the terms of this Third Supplemental Indenture and substantially in the form as herein set forth, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by the Indenture and this Third Supplemental Indenture.

NOW, THEREFORE, THIS THIRD SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises stated herein, the parties hereto hereby enter into this Third Supplemental Indenture, for the equal and proportionate benefit of all Holders of the Securities, as follows:

ARTICLE ONE

DEFINITIONS

Section 101  Certain Terms Defined in the Indenture.

For purposes of this Third Supplemental Indenture, all capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Indenture, as amended and supplemented hereby.

Section 102  Definitions.

For all purposes of this Third Supplemental Indenture:

“Acquired Debt” means Debt of a Person:

(1)                                 existing at the time such Person is merged or consolidated with or into the Guarantor or any of its Subsidiaries or becomes a Subsidiary of the Guarantor; or

(2)                                 assumed by the Guarantor or any of its Subsidiaries in connection with the acquisition of assets from such Person.

Acquired Debt shall be deemed to be incurred on the date the acquired Person is merged or consolidated with or into the Guarantor or any of its Subsidiaries or becomes a Subsidiary of the Guarantor or the date of the related acquisition, as the case may be.

“Annual Debt Service Charge” means, for any period, the interest expense of the Guarantor and its Subsidiaries on a pro forma basis for such period (determined on a consolidated basis in accordance with GAAP).

“Business Day” means any day, other than a Saturday or Sunday, (i) which is not a day on which banking institutions in the City of New York or London are authorized or required by law, regulation or executive order to close and (ii) on which the Trans-European Automated Real-Time Gross Settlement Express Transfer system (the TARGET2 system) or any successor thereto, is open.

“Capitalization Rate” means 7.50%.

“Certificated Notes” has the meaning set forth in Section 401(3) of this Third Supplemental Indenture.

“Clearing System” means Euroclear or Clearstream, as the case may be and/or any additional or alternative clearing system approved by the Company, the Trustee and the Paying Agent (provided that such additional or alternative clearing system must also be authorized to hold the Notes as eligible collateral for Eurosystem monetary policy and intra-day credit operations) collectively.

“Clearstream” means Clearstream Banking, S.A. and its successors.

“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an Independent Investment Banker, a German government bond whose maturity is closest to the maturity of the Notes to be redeemed, or if the Independent Investment Banker in its discretion determines that such similar bond is not in issue, such other German government bond as such Independent Investment Banker may, with the advice of three brokers of, and/or market makers in, German government bonds selected by such Independent Investment Banker, determine to be appropriate for determining the Comparable Government Bond Rate.

“Comparable Government Bond Rate” means the price, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), at which the gross redemption yield on the Notes to be redeemed, if they were to be purchased at such price on the third Business Day prior to the date fixed for redemption, would be equal to the gross redemption yield on such Business Day of the Comparable Government Bond on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such Business Day as determined by an Independent Investment Banker.

“Consolidated EBITDA” means the Net Income (Loss) of the Guarantor and its Subsidiaries on a pro forma basis for the applicable period, plus (a) the sum of the following amounts of the Guarantor and its Subsidiaries on a pro forma basis for such period (determined on a consolidated basis in accordance with GAAP) to the extent included in the determination of such Net Income (Loss): (i) depreciation expense, (ii) amortization expense and other non-cash charges, (iii) interest expense, (iv) income tax expense, (v) extraordinary losses and other non-recurring charges (and other losses on asset sales not otherwise included in extraordinary losses and other non-recurring charges), (vi) noncontrolling interests, and (vii) adjustments as a result of the straight lining of rents, less (b) extraordinary gains (including, without limitation, gains on asset sales and gains resulting from the early extinguishment of indebtedness, in each case not otherwise included in extraordinary gains) of the Guarantor and its Subsidiaries on a pro forma basis for such period (determined on a consolidated basis in accordance with GAAP) to the extent included in the determination of such Net Income (Loss).

“Office of the Paying Agent” means, initially, the office of Elavon Financial Services DAC, UK Branch, located at 125 Old Broad Street, London EC2N 1AR, United Kingdom.

“CSK” means Euroclear or Clearstream acting in the capacity of common safe-keeper of the Global Note for the Clearing Systems or a person nominated by the Clearing Systems to perform the role of common safe-keeper.

“Debt” means, any indebtedness of the Guarantor or any Subsidiary, whether or not contingent, in respect of:

(1)                                 borrowed money or evidenced by bonds, notes, debentures, loan agreements or similar instruments;

(2)                                 indebtedness secured by any Lien on any property or asset owned by the Guarantor or any Subsidiary, but only to the extent of the lesser of the amount of indebtedness so secured and the fair market value (determined in good faith by the board of directors of the Guarantor or a duly authorized committee thereof) of the property subject to such Lien;

(3)                                 reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable; or

(4)                                 any lease of property by the Guarantor or any Subsidiary as lessee which is required to be reflected on the consolidated balance sheet of the Guarantor as a capitalized lease in accordance with GAAP, and also includes, to the extent not otherwise included, any non-contingent obligation of the Guarantor or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of the types referred to above of another Person other than the Guarantor or any Subsidiary (it being understood that Debt shall be deemed to be incurred by the Guarantor or any Subsidiary whenever such Person shall create, assume, guarantee or otherwise become liable in respect thereof).

“Euro” or “€” means single currency introduced at the third stage of the European Monetary Union pursuant to the Treaty establishing the European Community, as amended.

“Euroclear” means Euroclear Bank SA/NV and its successors, as operator of the Euroclear system.

“Funded Debt” means any indebtedness for borrowed money that is (i) in the form of, or represented by, bonds, notes, debentures or other debt securities and has an aggregate principal amount outstanding of at least $50 million or (ii) incurred pursuant to a credit agreement or other agreement providing for revolving credit loans, term loans or other debt and has an aggregate principal amount outstanding or committed of at least $50 million; excluding, in each instance, indebtedness of the Operating Partnership (as defined below) owed to the Company or the Guarantor.

“GAAP” means generally accepted accounting principles in the United States of America as set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession in the United States of America, that are applicable to the circumstances as of the date of determination, consistently applied.

“Global Notes” has the meaning set forth in Section 401(1) of this Third Supplemental Indenture.

“Independent Investment Banker” means each of J.P. Morgan Securities plc and Merrill Lynch International and their respective successors, or, if neither such firm is willing or able to select the Comparable Government Bond, an independent investment banking institution of international standing appointed by the Company.

“Lease”  means a lease, license, concession agreement or other agreement providing for the use or occupancy of any portion of any Project, including all amendments, supplements, modifications and assignments thereof and all side letters or side agreements relating thereto.

“Lien” means any mortgage, deed of trust, lien, charge, pledge, security interest, security agreement or other encumbrance of any kind.

“Managed REIT” means a REIT managed or advised by the Guarantor or any of its Subsidiaries.

“Management Contract” means a management contract or advisory agreement under which the Guarantor or any of its Subsidiaries provides management and advisory services to a third party, consisting of management of properties or provision of advisory services on property acquisition and dispositions, equity and debt placements and related transactional matters.

“Management Revenues” means, for any period, an amount equal to the aggregate sum of revenues for such period earned by the Guarantor and its Subsidiaries on a pro forma basis from providing management and advisory services under Management Contracts (determined on a consolidated basis in accordance with GAAP), including asset management revenue, performance revenue, structuring revenue, advisor’s participation in cash flow (if any), interest income or any revenue earned as stipulated in a Management Contract and booked for financial reporting purposes, and distributions received for such period related to the ownership of equity in managed funds and Managed REITs but excluding revenue related to reimbursed costs; provided, however, that Management Revenues shall exclude any revenues earned under Management Contracts, or distributions received, by the Guarantor and its Subsidiaries on a pro forma basis from a current Subsidiary that has not been a Subsidiary for the entirety of such period.

“Market Exchange Rate” means the noon buying rate in The City of New York for cable transfers of Euro as certified for customs purposes (or, if not so certified, as otherwise determined) by the Federal Reserve Bank of New York.

“Net Income (Loss)” means the aggregate of net income (or loss) of the Guarantor and its Subsidiaries on a pro forma basis for the applicable period (determined on a consolidated basis in accordance with GAAP).

“Operating Partnership” has the meaning set forth in the definition of “UPREIT Reorganization.”

“Operating Partnership Guarantee” has the meaning set forth in Section 301 of this Third Supplemental Indenture.

“Paying Agent” means Elavon Financial Services DAC, UK Branch, as Paying Agent for the Notes, or any successor entity appointed by the Company as Paying Agent for the Notes in London.

“Project” means any office, industrial/manufacturing facility, educational facility, retail facility, distribution/warehouse facility, assembly or production facility, hotel, day care center, storage facility, health care/hospital facility, restaurant, radio or TV station, broadcasting/communication facility (including any transmission facility), any combination of any of the foregoing, or any land to be developed into any one or more of the foregoing pursuant to a written agreement with respect to such land for a transaction involving a Lease (or franchise agreement, in the case of a hotel), in each case owned, directly or indirectly, by any of the Guarantor or its Subsidiaries.

“Property EBITDA” means, for any period, an amount equal to Consolidated EBITDA plus corporate level general and administrative expenses less Management Revenues.

“Registrar” means U.S. Bank National Association, as Registrar for the Notes, or any successor entity appointed by the Company as Registrar for the Notes.

“REIT” means a domestic trust or corporation that qualifies as a real estate investment trust under the provisions of Sections 856 et seq. of the Code.

“Subsidiary” means (1) any Person (as defined in the indenture but excluding an individual), a majority of the outstanding voting stock, partnership interests, membership interests or other equity interests, as the case may be, of which is owned or controlled, directly or indirectly, by the Guarantor and/or by one or more other Subsidiaries of the Guarantor, as the case may be, that is consolidated in the financial statements of the Guarantor, in accordance with GAAP and (2) and any other Persons that are consolidated with the Guarantor for purposes of GAAP; provided, however, that calculations with respect to a current Subsidiary that has not been a Subsidiary for the entire period covered by such calculation applicable to the Notes shall be calculated on a pro forma basis as if such Subsidiary was a Subsidiary as of the first day of such period. For the purposes of this definition, “voting stock, partnership interests, membership interests or other equity interests” means stock or interests having voting power for the election of directors, trustees or managers (or similar members of the governing body of such Person), as the case may be, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

“Total Asset Value” means, as of any date, the sum of, without duplication:

(1)                                 in respect of Projects owned or ground-leased by the Guarantor and its Subsidiaries for at least four fiscal quarters (whether or not the applicable Subsidiary of the Guarantor has been a Subsidiary of the Guarantor for at least four fiscal quarters), the Property EBITDA (excluding any EBITDA attributable to investments in unconsolidated limited partnerships, unconsolidated limited liability companies and other unconsolidated entities) for such Projects for the previous four consecutive fiscal quarters divided by the Capitalization Rate;

(2)                                 in respect of Projects owned or ground-leased by the Guarantor and its Subsidiaries for less than four fiscal quarters, the cost (original cost plus capital improvements) of such Projects and related intangibles, before depreciation and amortization, determined on a consolidated basis in accordance with GAAP; and

(3)                                 for all other assets of the Guarantor and its Subsidiaries, excluding accounts receivable and intangible assets, the value as determined in accordance with GAAP.

“Total Unencumbered Asset Value” means, as of any date, the sum of, without duplication:

(1)                                 in respect of Projects owned or ground-leased by the Guarantor and its Subsidiaries for at least four fiscal quarters (whether or not the applicable Subsidiary of the Guarantor has been a Subsidiary of the Guarantor for at least four fiscal quarters) and which are not subject to a Lien, the Property EBITDA (excluding any EBITDA attributable to investments in unconsolidated limited partnerships, unconsolidated limited liability companies and other unconsolidated entities) for such Projects for the previous four consecutive fiscal quarters divided by the Capitalization Rate;

(2)                                 in respect of Projects owned or ground-leased by the Guarantor and its Subsidiaries for less than four fiscal quarters and which are not subject to a Lien, the cost (original cost plus capital improvements) of such Projects and related intangibles, before depreciation and amortization, determined on a consolidated basis in accordance with GAAP; and

(3)                                 for all other assets of the Guarantor and its Subsidiaries not subject to a Lien, excluding accounts receivable and intangible assets, the value as determined in accordance with GAAP; all determined on a consolidated basis in accordance with GAAP; provided, however, that, all investments in unconsolidated limited partnerships, unconsolidated limited liability companies and other unconsolidated entities shall be excluded from Total Unencumbered Asset Value.

“Trustee” has the meaning set forth in the first paragraph of this Third Supplemental Indenture.

“United States” means the United States of America (including the states and the District of Columbia and any political subdivision thereof).

“United States person” means: any individual who is a citizen or resident of the United States for U.S. federal income tax purposes; a corporation, partnership or other entity created or organized in or under the laws of the United States, any state of the United States or the District of Columbia, including an entity treated as a corporation for Unites States income tax purposes; or any estate or trust the income of which is subject to United States federal income taxation regardless of its source.

“Unsecured Debt” means Debt of the Guarantor or any of its Subsidiaries that is not secured by a Lien on any property or assets of the Guarantor or any of its Subsidiaries.

“UPREIT Reorganization” means a reorganization of the Guarantor and its subsidiaries into an umbrella partnership real estate investment trust, including by converting WPC Holdco LLC, a direct wholly-owned subsidiary of the Guarantor, into a limited partnership (the “Operating Partnership”), in which the Guarantor owns all or substantially all of the non-economic equity interests of the general partner thereof.

ARTICLE TWO

CERTAIN COVENANTS

In addition to the covenants set forth in Sections 1101 through 1104, inclusive, of the Original Indenture, there are established the following covenants for the benefit of Holders of each series of Securities issued on or subsequent to the date hereof (“Future Securities”) and to which such Future Securities shall be subject and to which Sections 502(3) and 1105 of the Original Indenture shall apply:

Section 201  Limitation on Incurrence of Debt. The Guarantor shall not, and shall not permit any of its Subsidiaries to, incur any Debt if, immediately after giving effect to the incurrence of such Debt and the application of the proceeds from such Debt on a pro forma basis, the aggregate principal amount of all of its and its Subsidiaries’ outstanding Debt (determined on a consolidated basis in accordance with GAAP) is greater than 60% of its and its Subsidiaries’ Total Asset Value.

Section 202  Limitation on the Incurrence of Secured Debt. In addition to the limitation set forth in Section 201 above, the Guarantor shall not, and shall not permit any of its Subsidiaries to, incur any Debt (including, without limitation, Acquired Debt) secured by any Lien on any of its or any of its Subsidiaries’ property or assets if, immediately after giving effect to the incurrence of such Debt and the application of the proceeds from such Debt on a pro forma basis, the aggregate principal amount of all of its and its Subsidiaries’ outstanding Debt (determined on a consolidated basis in accordance with GAAP) secured by a Lien on any of its or its Subsidiaries’ property or assets is greater than 40% of its and its Subsidiaries’ Total Asset Value.

Section 203  Limitation on the Incurrence of Debt Based on Consolidated EBITDA to Annual Debt Service Charge. In addition to the limitations set forth in Sections 201 and 202 above, the Guarantor shall not, and shall not permit any of its Subsidiaries to, incur any Debt if, immediately after giving effect to the incurrence of such Debt and the application of the proceeds from such Debt on a pro forma basis, the ratio of Consolidated EBITDA to Annual Debt Service Charge (determined on a consolidated basis in accordance with GAAP) for the period consisting of the four consecutive fiscal quarters most recently ended prior to the date on which such Debt is to be incurred (for which consolidated financial statements have been filed with the Commission on Form 10-K or Form 10-Q, as the case may be, or, if such filing is not permitted under the Exchange Act, with the Trustee) shall have been less than 1.5:1, calculated on the following assumptions:  (1) such Debt and any other Debt (including, without limitation, Acquired Debt) incurred by the Guarantor or any of its Subsidiaries since the first day of such four consecutive fiscal quarterly period had been incurred, and the application of the proceeds from such Debt (including to repay or retire other Debt) had occurred, on the first day of such period; (2) the repayment or retirement of any other Debt of the Guarantor or any of its Subsidiaries since the first day of such four consecutive fiscal quarterly period had occurred on the first day of such period (except that, in making this computation, the amount of Debt under any revolving credit facility, line of credit or similar facility shall be computed based upon the average daily balance of such Debt during such period); and (3) in the case of any acquisition or disposition by the Guarantor or any of its Subsidiaries of any asset or group of assets with a fair market value in excess of $1.0 million since the first day of such four consecutive fiscal quarterly period, whether by merger, stock purchase or sale or asset purchase or sale or otherwise, such acquisition or disposition had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

If the Debt giving rise to the need to make the calculation described above or any other Debt incurred after the first day of the relevant four-quarter period bears interest at a floating rate, then, for purposes of calculating the Annual Debt Service Charge, the interest rate on such Debt shall be computed on a pro forma basis by applying the average daily rate which would have been in effect during the entire such four consecutive fiscal quarterly period to the greater of the amount of such Debt outstanding at the end of such period or the average amount of such Debt outstanding during such period.

Section 204  Maintenance of Unencumbered Asset Value. The Guarantor shall not have at any time Total Unencumbered Asset Value of less than 150% of the aggregate principal amount of all of its and its Subsidiaries’ outstanding Unsecured Debt (determined on a consolidated basis in accordance with GAAP).

ARTICLE THREE

Section 301. Possible Future Operating Partnership Guarantee. Upon and following consummation of an UPREIT Reorganization, if the Operating Partnership incurs or assumes any recourse Funded Debt, or guarantees or otherwise becomes obligated with respect to any other entity’s Funded Debt, then the Guarantor shall cause the Operating Partnership, within 10 Business Days of such incurrence, assumption, guarantee or other action, to (i) execute and deliver to the Trustee a supplemental indenture, in form reasonably satisfactory to the Trustee, pursuant to which the Operating Partnership will guarantee all of the payment and other obligations under the Notes in a timely manner on a senior unsecured basis on terms consistent with the Guarantee (the “Operating Partnership Guarantee”) and (ii) deliver to the Trustee an Officer’s Certificate and an opinion of counsel to the effect that each of such supplemental indenture and such Operating Partnership Guarantee has been duly authorized, executed and delivered by, and constitutes a valid, legally binding and enforceable obligation of, the Operating Partnership, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws or by general principles of equity. Any such Operating Partnership Guarantee shall provide that holders of the Notes shall be entitled to proceed directly against the Operating Partnership without exercising their remedies against any other obligor.

Section 302. Ranking. Any Operating Partnership Guarantee shall rank equally and ratably with all other existing and future unsecured and unsubordinated indebtedness of the Operating Partnership, shall rank senior to any subordinated indebtedness of the Operating Partnership that is not secured, and shall effectively rank junior to any secured indebtedness of the Operating Partnership to the extent of the value of the collateral securing such indebtedness.

Section 303. Waiver of Reimbursement, Indemnity and Subrogation Rights. If and for so long as the Operating Partnership guarantees the Notes, it shall agree in the supplemental indenture that it will waive and will not in any manner whatsoever claim or take the benefit or advantage of any right of reimbursement, indemnity or subrogation or any other right as a result of any payment by the Operating Partnership under any Operating Partnership Guarantee until the Notes have been paid in full.

Section 304. Release of any Operating Partnership Guarantee. Any Operating Partnership Guarantee shall be automatically released if (i) the Guarantor exercises its option to discharge its obligations with respect to this Third Supplemental Indenture or the Notes, as applicable, pursuant to Article Five in the Original Indenture, or (ii) the Operating Partnership is no longer obligated on any other Funded Debt.

Section 305. Supplemental Indenture. The supplemental indenture shall provide that the obligations of the Operating Partnership under any Operating Partnership Guarantee will be limited as necessary to prevent such Operating Partnership Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

ARTICLE FOUR

FORM AND TERMS OF THE NOTES

This Article Four applies solely to the Notes and shall not affect the rights under the Original Indenture of the Holders of Securities of any other series.

Section 401  Form and Dating.

The Notes and the Trustee’s certificate of authentication shall be substantially in the form of Exhibit A attached hereto. The Notes shall be executed on behalf of the Company by two officers of the Company specified in Section 303 of the Original Indenture. The Notes may have such appropriate insertions, omissions, substitutions and other variations as are required or permitted by or pursuant to Original Indenture or this Third Supplemental Indenture and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may, consistently with the Original Indenture, be determined by the officer of the Company executing the Notes as evidenced by the execution of the Notes. Each Note shall be dated the date of its authentication or, if later (in the case of Notes issued in fully-registered global form pursuant to Section 401(1)), effectuation. The Notes and any beneficial interest in the Notes shall be in minimum denominations of €100,000 and integral multiple of €1,000 in excess thereof.

The terms and notations contained in the Notes shall constitute, and are hereby expressly made, a part of the Original Indenture as supplemented by this Third Supplemental Indenture; and the Company, the Guarantor and the Trustee, by their execution and delivery of this Third Supplemental Indenture, expressly agree to such terms and provisions and to be bound thereby; provided, that, to the extent of any inconsistency between the terms and provisions in the Original Indenture, as supplemented by this Third Supplemental Indenture, and those contained in the Notes, the Notes shall govern.

(1)                                 Global Notes. The Notes designated herein shall be issued initially in the form of one or more fully-registered permanent global Securities (the “Global Notes” and each, a “Global Note”) without coupons, kept by the CSK, as common safe-keeper for the Clearing Systems, in accordance with applicable safekeeping procedures.

It is intended that the Notes, while represented by one or more Global Notes, shall be recognized as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem upon their issuance. The Company and the Guarantor shall use their reasonable best efforts to maintain and satisfy any requirements for such Eurosystem collateral eligibility.

(2)                                 Book-Entry Provisions. This Section 401(2) shall apply only to the Global Notes kept by the CSK in accordance with applicable safekeeping procedures.

The Company shall execute and the Trustee shall, in accordance with this Section 401(2), authenticate and the CSK shall effectuate the Notes as herein provided. The aggregate principal amount of the Global Note may from time to time be increased or decreased by adjustments made on the Note Register.

Members of, or participants in, the Clearing Systems (“Agent Members”) shall have no rights under the Indenture with respect to any Global Note held on their behalf by the Clearing Systems or by the CSK as common safe-keeper for the Clearing Systems or under such Global Note, and the nominee of the CSK may be treated by the Company, the Guarantor, the Trustee, the Registrar, the Paying Agent, and any respective agent of the Company, the Guarantor, the Trustee, the Registrar or the Paying Agent, as applicable, as the absolute owner and Holder of such Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Guarantor, the Trustee, the Registrar, the Paying Agent or any respective agent of the Company, the Guarantor, the Trustee, the Registrar or the Paying Agent, as applicable, from giving effect to any written certification, proxy or other authorization furnished by the Clearing Systems or impair, as between the CSK, the Clearing Systems and its Agent Members, the operation of customary practices of the Clearing Systems governing the exercise of the rights of owners of beneficial interests in any Global Note.

(3)                                 Certificated Notes. Except as provided below, owners of beneficial interests in Global Notes shall not be entitled to receive Certificated Notes (as defined below). If required to do so pursuant to any applicable law or regulation, owners of a beneficial interest in the Notes may obtain Certificated Notes in exchange for their beneficial interests in a Global Note upon written request in accordance with the Clearing Systems’ and the Registrar’s procedures.

The Global Note shall be exchanged for one or more Notes in definitive, fully registered certificated form, without coupons (the “Certificated Notes”), if (i) the Company has been notified that the Clearing Systems (or any additional or alternative clearing system approved by the Company, the Guarantor, the Trustee the Registrar and the Paying Agent on behalf of which the Global Note may be held) has been closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or has announced an intention permanently to cease business or does in fact do so or (ii) an Event of Default in respect of the Notes has occurred and is continuing and the Registrar has received a request from the Clearing Systems.

Upon surrender by a Clearing System of the Global Note, Certificated Notes shall be issued to each person that the Clearing System identifies as the beneficial owner of the Notes represented by the Global Note. Upon the issuance of Certificated Notes, the Registrar is required to register the Certificated Notes in the name of that person or persons, or their nominee, and cause the Certificated Notes to be delivered thereto.

In connection with the exchange of a Certificated Note, or a portion thereof, for a beneficial interest in a Global Note, the Trustee shall cancel such Certificated Note, or portion thereof, and the Company shall execute, and the Trustee shall authenticate and deliver, to the transferring Holder a new Certificated Note representing the principal amount not so transferred.

(4)                                 Transfer and Exchange of the Notes. Any Holder of a Global Note shall, by acceptance of the Global Note, agree that transfers of beneficial interests in such Global Notes may be effected only through a book-entry procedures maintained by such Holder (or its agent), and that, subject to Section 401(3), ownership of a beneficial interest in the Notes represented thereby shall be required to be reflected in book-entry form. Transfers of a Global Note shall be limited to transfers in whole, and not in part, to the CSK, its successors and their respective nominees. Interests of beneficial owners in a Global Note shall be transferred in accordance with the rules and procedures of Euroclear and Clearstream.

(5)                                 Legends. Each Global Note shall bear the following legend on the face thereof:

THIS CERTIFICATE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF THE NOMINEE OF THE ENTITY APPOINTED AS COMMON SAFE-KEEPER (THE “CSK”) FOR CLEARSTREAM BANKING, S.A. (“CLEARSTREAM”) AND EUROCLEAR BANK SA/NV (“EUROCLEAR,” AND TOGETHER WITH CLEARSTREAM, THE “CLEARING SYSTEMS”).

TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, AND NOT IN PART, TO NOMINEES OF THE CSK OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE.

Section 402  Certain Terms of the Notes.

The terms of the Notes are established as set forth in Article Three, this Section, in Section 403 and as further established in the form of Note attached hereto as Exhibit A. The terms and notations contained in the Notes shall constitute, and are hereby expressly made, a part of the Original Indenture as supplemented by this Third Supplemental Indenture, and the Company, the Guarantor and the Trustee, by their execution and delivery of this Third Supplemental Indenture, expressly agree to such terms and provisions and to be bound thereby.

(1)                                 Title. The Notes shall constitute a series of Securities having the title “2.250% Senior Notes due 2026.”

(2)                                 Principal Amount. The Notes shall initially be limited to an aggregate principal amount of FIVE HUNDRED MILLION EURO (€500,000,000). The Company may, from time to time, without notice to or the consent of any Holders, create and issue additional debt securities having the same terms as the Notes in all respects, except for the issue date, public offering price and, under certain circumstances, the date from which interest begins to accrue and the first payment of interest thereon, provided that (i) such issuance complies with the covenants set forth in the Indenture and (ii) any additional debt securities must be fungible with the previously outstanding Notes for U.S. federal income tax purposes. Additional debt securities issued in this manner shall be consolidated with, and shall form a single series of debt securities under the Indenture with, the Notes. The Notes and any additional debt securities shall rank equally and ratably in right of payment and shall be treated as a single series of debt securities for all purposes under the Indenture.

(3)                                 Maturity Date; Principal Repayment. The Notes shall mature on April 9,  2026 (the “Stated Maturity Date”), unless redeemed prior to such date in accordance with Section 403. The principal of, and premium, if any, and interest, if any, on, each Note payable at maturity or earlier redemption shall be paid against presentation and surrender of the Note at the Office or Agency maintained for such purpose in London, initially the Office of the Paying Agent, or by electronic means, in Euro.

(4)                                 Interest Rate. Interest on the Notes shall accrue at the rate of 2.250% per year from, and including, October 9, 2018 or the most recent Interest Payment Date to which interest has been paid or provided for, as the case may be, and shall be payable annually in arrears on April 9 of each year, beginning on April 9, 2019. The interest so payable shall be paid to each Holder in whose name a Note is registered at the close of business on the Business Day immediately preceding the applicable Interest Payment Date. Interest on the Notes shall be computed on the basis of an ACTUAL/ACTUAL (ICMA) (as defined in the rulebook of the International Capital Market Association) day count convention.  Interest on the Notes due on an Interest Payment Date shall be payable to the Paying Agent by electronic means, in Euro. Interest payable on Global Notes shall be made in immediately available funds to the Clearing Systems or to the nominee of the CSK, as the case may be, as the registered Holder of such Global Note. If any of the Notes are no longer represented by Global Notes, payment of interest on Certificated Notes may, at the option of the Company, the Guarantor or the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, be made by electronic means directly to Holders at their registered addresses.

(5)                                 Issuance in Euro. Principal of, and premium, if any, and interest on the Notes shall be payable in Euro. If Euro is unavailable to the Company, the Guarantor or the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, due to the imposition of exchange controls or other circumstances beyond the Company’s, the Guarantor’s or the Operating Partnership’s, as applicable, control or the Euro is no longer used by the member states of the European Monetary Union that have adopted the Euro as their currency for the settlement of transactions by public institutions within the international banking community, then all payments in respect of the Notes shall be made in Dollars until Euro is again available to the Company, the Guarantor or the Operating Partnership, as applicable, or so used. In such case, the amount payable on any date in Euro shall be converted to Dollars on the basis of the Market Exchange Rate on the second Business Day before the date that payment is due, or if such Market Exchange Rate is not then available, on the basis of the most recently available Market Exchange Rate on or before the date that payment is due. Any payment in respect of the Notes so made in Dollars shall not constitute an Event of Default under the Indenture. Neither the Trustee nor any Paying Agent shall be responsible for obtaining exchange rates, effecting conversions or otherwise handling re-denominations.

(6)                                 Sinking Fund Provisions. The Notes shall not be entitled to the benefits of, or be subject to, any sinking fund.

(7)                                 Guarantee. The Guarantee of the Guarantor under Article Four of the Original Indenture shall apply to the Notes by virtue of the Guarantor’s execution and delivery of the Third Supplemental Indenture.

Section 403  Redemption.

(1)                                 Optional Redemption. The Notes shall be redeemable, at the Company’s sole option, in whole at any time or in part from time to time, in each case prior to January 9, 2026 (i.e., three months prior to the Stated Maturity Date), for cash, at a Redemption Price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal of and interest on the Notes to be redeemed (exclusive of unpaid interest accrued to, but not including, such Redemption Date), discounted to such Redemption Date on an annual basis (ACTUAL/ACTUAL (ICMA) (as defined in the rulebook of the International Capital Market Association)) at the Comparable Government Bond Rate plus 0.350%, plus, in each case, unpaid interest, if any, accrued to, but not including, such Redemption Date.

In addition, at any time on or after January 9, 2026 (i.e., three months prior to the Stated Maturity Date), the Notes shall be redeemable, at the Company’s sole option, in whole at any time or in part from time to time, for cash, at a Redemption Price equal to 100% of the principal amount of the Notes to be redeemed plus unpaid interest, if any, accrued to, but not including, such Redemption Date. Notwithstanding the foregoing, interest shall be payable to Holders of the Notes on the Regular Record Date applicable to an Interest Payment Date falling on or before such Redemption Date.

(2)                                 Redemption for Tax Reasons. Section 1208 of the Original Indenture shall apply and “date of the issuance” as used in Section 1208 shall mean October 9, 2018.

(3)                                 Notice of Redemption. The Company (or, at the Company’s request, the Paying Agent on its behalf) must transmit a notice of redemption to each Holder of Notes to be redeemed at least 30 days but not more than 60 days prior to the Redemption Date. Such notice of redemption shall specify the principal amount of Notes to be redeemed, the CUSIP, ISIN and Common Code numbers of the Notes to be redeemed, the Redemption Date, the Redemption Price, the place or places of payment and that payment shall be made upon presentation and surrender of such Notes. Once notice of redemption is delivered to Holders, the Notes called for redemption shall become due and payable on the Redemption

Date at the Redemption Price. On the Redemption Date, the Company, the Guarantor or the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, shall deposit with the Trustee or the Paying Agent an amount of money sufficient to redeem on the Redemption Date all the Notes so called for redemption at the Redemption Price.

In the case of a redemption of Notes represented by a Global Note, the Clearing Systems shall select the Notes for redemption according to the Clearing Systems’ stated procedures therefor, and the Registrar shall record such redemption in the Security Register and shall provide details of such redemption to the Clearing Systems. In the case of a redemption of Notes represented by a Global Note, the Paying Agent shall instruct the Clearing Systems to make such appropriate entries in their records in respect of all Notes redeemed by the Company to reflect such redemptions.

Unless there is a default in payment of the Redemption Price, on and after the Redemption Date, interest shall cease to accrue on the Notes or any portion of the Notes called for redemption from and including the Redemption Date.

If less than all of the Notes are to be redeemed, the Trustee, upon prior notice from the Company, shall select the Notes to be redeemed, which, in the case of Notes in book-entry form, shall be in accordance with the procedures of the applicable depositary or common safe-keeper. The Trustee may select Notes and portions of Notes in amounts of €100,000 and integral multiples of €1,000 in excess thereof.

Section 404  Additional Terms.

The terms of this Section 404 apply solely to the Notes and shall not affect the rights under the Original Indenture of the Holders of Securities of any other series.

(1)                                 Defeasance. For purposes of Article Five under the Original Indenture, “Government Obligations” has the meaning set forth below:

“Government Obligations” means securities denominated in Euro that are (i) direct obligations of the Federal Republic of Germany, where the payment or payments thereunder are supported by the full faith and credit of the German government or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the Federal Republic of Germany, where the timely payment or payments thereunder are unconditionally guaranteed as a full faith and credit obligation by the German government, and which, in the case of (i) or (ii), are not callable or redeemable at the option of the issuer or issuers thereof, and shall also include a depositary receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of or other amount with respect to any such Government Obligation held by such custodian for the account of the holder of a depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of or other amount with respect to the

Government Obligation evidenced by such depositary receipt; provided, however, if the Euro is no longer used by the member states of the European Monetary Union that have adopted the Euro as their currency or for the settlement of transactions by public institutions within the international banking community, then all references herein to “Euro” shall be “U.S. Dollars,” “Federal Republic of Germany” shall be “United States” and “German government” shall be “United States Government”.

(2)                                 Notes Outstanding. In addition to the terms provided for in the Original Indenture, in the case of a Global Note, save for the purposes of determining Notes that are outstanding for consent or voting purposes under the Indenture, the Trustee shall rely on the records of the Clearing Systems in relation to any determination of the principal amount outstanding of such Global Note. For this purpose, “records” means the records that each of the Clearing Systems holds for its customers which reflect the amount of such customer’s interest in the Notes.

ARTICLE FIVE

MISCELLANEOUS

Section 501  Relationship with Indenture.

The terms and provisions contained in the Original Indenture shall constitute, and are hereby expressly made, a part of this Third Supplemental Indenture. However, to the extent any provision of the Original Indenture conflicts with the express provisions of this Third Supplemental Indenture, the provisions of this Third Supplemental Indenture shall govern and be controlling.

Section 502  Trust Indenture Act Controls.

If any provision of this Third Supplemental Indenture limits, qualifies or conflicts with another provision that is required to be included in this Third Supplemental Indenture by the Trust Indenture Act, the required provision shall control. If any provision of this Third Supplemental Indenture modifies or excludes any provision of the Trust Indenture Act which may be so modified or excluded, the latter provision shall be deemed to apply to this Third Supplemental Indenture as so modified or excluded, as the case may be.

Section 503  Disclaimer.

None of the Trustee, the Registrar, Transfer Agent nor any Paying Agent shall be liable for any failure on the part of the CSK to effectuate any Global Note or for any failure on the part of the CSK to do so in a timely manner, unless it shall be proved that the Trustee, Registrar, Transfer Agent or Paying Agent was negligent in instructing the CSK to effectuate any such Global Note in accordance with the applicable provision hereof; provided, that the Trustee, Registrar, Transfer Agent or Paying Agent shall not be deemed to have acted with negligence if it shall have given such instructions in the manner and by the time prescribed by the CSK, provided further that in the absence of any such prescribed manner or timing, the Trustee, Registrar, Transfer Agent or Paying Agent shall be entitled to give, and shall incur no liability hereunder if it shall give, such instructions by facsimile transmission (without any requirement for telephonic confirmation) to a telephone number provided by the CSK for such purpose or by email to an email address provided by the CSK for such purpose and shall be protected in giving and shall incur no liability hereunder in giving such instructions no later than one Business Day after the applicable Global Note shall have been delivered to the Registrar for authentication.

Section 504  Governing Law.

This Third Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflicts of law principles of such State other than New York General Obligations Law Section 5-1401.

Section 505  Multiple Counterparts.

The parties may sign multiple counterparts of this Third Supplemental Indenture. Each signed counterpart shall be deemed an original but all of them together represent one and the same Third Supplemental Indenture.

Section 506  Severability.

Each provision of this Third Supplemental Indenture shall be considered separable and if for any reason any provision that is not essential to the effectuation of the basic purpose of this Third Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and a Holder shall have no claim therefor against any party hereto.

Section 507  Ratification.

The Original Indenture, as supplemented and amended by this Third Supplemental Indenture, is in all respects ratified and confirmed. The Original Indenture and this Third Supplemental Indenture shall be read, taken and construed as one and the same instrument. All provisions included in this Third Supplemental Indenture supersede any conflicting provisions included in the Original Indenture unless not permitted by law. The Trustee accepts the trusts created by the Original Indenture, as supplemented by this Third Supplemental Indenture, and agrees to perform the same upon the terms and conditions of the Original Indenture, as supplemented by this Third Supplemental Indenture. The recitals and statement contained herein shall be taken as the respective statements of the Company and the Guarantor, as applicable, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Third Supplemental Indenture.

Section 508  Headings.

The Section headings in this Third Supplemental Indenture are for convenience only and shall not affect the construction thereof.

Section 509  Effectiveness.

The provisions of this Third Supplemental Indenture shall become effective as of the date hereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Third Supplemental Indenture to be duly executed all as of the day and year first above written.

WPC Eurobond B.V., as Issuer

By:	/s/ Ramses Van Toor
Name: Ramses Van Toor
Title: Managing Director A

By:	/s/ Brooks G. Gordon
Name: Brooks G. Gordon
Title: Managing Director B

W. P. CAREY INC., as Guarantor

By:	/s/ ToniAnn Sanzone
Name: ToniAnn Sanzone
Title: Chief Financial Officer

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:	/s/ Raymond S. Haverstock
Name: Raymond S. Haverstock
Title: Vice President

[Signature Page to Third Supplemental Indenture]

EXHIBIT A

[FORM OF FACE OF NOTE]

THIS CERTIFICATE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF THE NOMINEE OF THE ENTITY APPOINTED AS COMMON SAFE-KEEPER (THE “CSK”) FOR CLEARSTREAM BANKING, S.A. (“CLEARSTREAM”) AND EUROCLEAR BANK SA/NV (“EUROCLEAR” AND, TOGETHER WITH CLEARSTREAM, THE “CLEARING SYSTEMS”). TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, AND NOT IN PART, TO NOMINEES OF THE CSK OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE.

WPC EUROBOND B.V.

2.250% Senior Note due 2026

REGISTERED	PRINCIPAL AMOUNT: €500,000,000
No. R-1

CUSIP: 92940N AC3

ISIN: XS1843459600

Common Code: 184345960

This certifies that the person whose name is entered in the register maintained by the Registrar in relation to the Notes (the “Register”) is the duly registered holder (the “Holder”) of Notes in the aggregate principal amount of €500,000,000 or such other amount as is shown on Register as being represented by this Global Note and is duly endorsed (for information purposes only) in the fourth column of the Schedule of Increases and Decreases in Note attached to this Global Note.

WPC Eurobond B.V., a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) promises to pay to each Holder the aggregate principal amount shown on the Register as being represented by this Global Note on April 9, 2026 (the “Stated Maturity Date”).

Interest Payment Date: April 9 of each year, commencing April 9, 2019

Regular Record Date: The Business Day immediately preceding the applicable Interest Payment Date.

Issue Date: October 9, 2018

Additional provisions of this Note are set forth on the reverse side hereof.

IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed.

WPC EUROBOND B.V.

By:
Name:
Title:

By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

U.S. BANK NATIONAL ASSOCIATION, as Trustee, certifies that this is one of the Notes referred to in the Indenture.

By:
Authorized Signatory

Date: October , 2018

EFFECTUATED for and on behalf of

CLEARSTREAM BANKING, S.A.

as common safe-keeper, without recourse, warranty or liability

By:
Authorized Signatory

Date: October , 2018

[FORM OF REVERSE SIDE OF GLOBAL NOTE]

2.250% Senior Note due 2026

General. This Note is one of a duly authorized issue of Securities of WPC EUROBOND B.V., a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), as issuer (the “Company,” which term includes any successor Person under the Indenture hereinafter referred to), issued and to be issued in one or more series under an indenture (the “Original Indenture”), dated as of November 8, 2016, by and among the Company, the Guarantor and U.S. Bank National Association, as trustee (the “Trustee,” which term includes any successor trustee under the Indenture with respect to the series of Securities of which this Note is a part), as supplemented by a Third Supplemental Indenture thereto, dated as of October 9, 2018 (the “Third Supplemental Indenture,” and together with the Original Indenture, the “Indenture”), by and among the Company, the Guarantor and the Trustee. Reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, obligations, duties and immunities thereunder of the Company, the Guarantor, the Trustee and the Holders of the Securities, and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Note is one of a duly authorized series of Securities designated as “2.250% Senior Notes due 2026” (collectively, the “Notes”), limited, except as specified below, in aggregate principal amount to FIVE HUNDRED MILLION EURO (€500,000,000). To the extent the terms of this Note conflict with the terms of the Indenture, the terms of this Note shall govern. For the avoidance of doubt, the Securities (1) shall be evidenced by this Global Note at all times, (2) are Registered Securities as such term is defined in the Indenture and (3) shall be registered as to both principal and stated interest with such principal and interest payable solely to the Holders thereof; the Company shall take no action that would cause the Securities to not meet the foregoing requirements.

The Guarantee. To guarantee the full and punctual payment when due, whether at maturity, upon redemption or repurchase, by acceleration or otherwise, of principal of and premium, if any, and interest on the Notes and all other obligations of the Company under this Indenture, whether at maturity, by acceleration or otherwise, according to the terms of the Notes and the Indenture, the Guarantor has fully, unconditionally and irrevocably guaranteed such obligations pursuant to the terms of the Indenture. The Guarantee is an unsecured and unsubordinated obligation of the Guarantor and ranks equally with all other unsecured and unsubordinated indebtedness and obligations of the Guarantor.

Payment of Interest. Interest on this Note shall be payable, annually in arrears, on each Interest Payment Date and shall be computed on the basis of an ACTUAL/ACTUAL (ICMA) (as defined in the rulebook of the International Capital Market Association) day count convention. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date shall, as provided in the Indenture, be paid to the Person in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on the Business Day, as defined in the Indenture, immediately preceding such Interest Payment Date (the “Regular Record Date”). Any such interest not punctually paid or duly provided for on an Interest Payment Date (“Defaulted Interest”) shall forthwith cease to be payable to the Holder on such Regular Record Date, and such Defaulted Interest may be paid to the Person in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on a special record date (the “Special Record Date”) for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Notes not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, not inconsistent with the requirements of the Irish Stock Exchange or any other securities exchange on which the Notes may be listed, all as more fully provided in the Indenture.

Interest on the Notes shall be payable to the Paying Agent by electronic means, in Euro. Interest payable on Global Notes shall be made in immediately available funds to the Clearing Systems or to the nominee of the CSK, as the case may be, as the registered Holder of such Global Note. If any of the Notes are no longer represented by Global Notes, payment of interest on the Notes in definitive form may, at the option of the Company, the Guarantor or the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, be made by electronic means directly to Holders at their registered addresses.

Issuance in Euro. Principal of, and premium, if any, and interest on the Notes shall be payable in Euro. If Euro is unavailable to the Company, the Guarantor or the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, due to the imposition of exchange controls or other circumstances beyond the Company’s, the Guarantor’s or the Operating Partnership’s, as applicable, control or the Euro is no longer used by the member states of the European Monetary Union that have adopted the Euro as their currency for the settlement of transactions by public institutions within the international banking community, then all payments in respect of the Notes shall be made in Dollars until Euro is again available to the Company, the Guarantor or the Operating Partnership, as applicable, or so used. In such case, the amount payable on any date in Euro shall be converted to Dollars on the basis of the Market Exchange Rate on the second Business Day before the date that payment is due, or if such Market Exchange Rate is not then available, on the basis of the most recently available Market Exchange Rate on or before the date that payment is due. Any payment in respect of the Notes so made in Dollars shall not constitute an Event of Default under the Indenture. Neither the Trustee nor any Paying Agent shall be responsible for obtaining exchange rates, effecting conversions or otherwise handling re-denominations.

“Market Exchange Rate” means the noon buying rate in the City of New York for cable transfers of Euro as certified for customs purposes (or, if not so certified, as otherwise determined) by the Federal Reserve Bank of New York.

Optional Redemption; Redemption for Tax Reasons. The provisions of Article Twelve of the Original Indenture (defined below) shall apply to this Note, as supplemented or amended by the following paragraphs.

The Notes shall be redeemable, at the Company’s sole option, in whole at any time or in part from time to time, in each case prior to January 9, 2026 (i.e., three months prior to the Stated Maturity Date), for cash, at a Redemption Price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal of and interest on the Notes to be redeemed (exclusive of unpaid interest accrued to, but not including, such Redemption Date), discounted to such Redemption Date on an annual basis (ACTUAL/ACTUAL (ICMA) (as defined in the rulebook of the International Capital Market Association)) at the Comparable Government Bond Rate plus 0.350%, plus, in each case, unpaid interest, if any, accrued to, but not including, such Redemption Date.

In addition, at any time on or after January 9, 2026 (i.e., three months prior to the Stated Maturity Date), the Notes shall be redeemable, at the Company’s sole option, in whole at any time or in part from time to time, for cash, at a Redemption Price equal to 100% of the principal amount of the Notes to be redeemed plus unpaid interest, if any, accrued to, but not including, such Redemption Date.

If, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated under the laws) of the Netherlands or the United States (or any taxing authority thereof or therein), as applicable, or any change in, or amendments to, an official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after October 9, 2018, the Company, the Guarantor or the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, becomes or, based upon a written opinion of independent counsel selected by them, shall become obligated to pay Additional Amounts with respect to the Notes, then the Notes may be redeemed at the option of the Company, in whole, but not in part, at a Redemption Price equal to 100% of the principal amount of the Notes being redeemed plus unpaid interest, if any, accrued to, but not including, such Redemption Date.

Notwithstanding the foregoing, interest shall be payable to Holders of the Notes on the Regular Record Date applicable to an Interest Payment Date falling on or before such Redemption Date.

The following definitions shall apply with respect to the foregoing:

“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an Independent Investment Banker, a German government bond whose maturity is closest to the maturity of the Notes to be redeemed, or if the Independent Investment Banker in its discretion determines that such similar bond is not in issue, such other German government bond as such Independent Investment Banker may, with the advice of three brokers of, and/or market makers in, German government bonds selected by such Independent Investment Banker, determine to be appropriate for determining the Comparable Government Bond Rate.

“Comparable Government Bond Rate” means the price, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), at which the gross redemption yield on the Notes to be redeemed, if they were to be purchased at such price on the third Business Day prior to the date fixed for redemption, would be equal to the gross redemption yield on such Business Day of the Comparable Government Bond on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such Business Day as determined by an Independent Investment Banker.

“Independent Investment Banker” means each of J.P. Morgan Securities plc and Merrill Lynch International and their respective successors, or, if neither such firm is willing or able to select the Comparable Government Bond, an independent investment banking institution of international standing appointed by the Company.

In order to exercise the Company’s right of optional redemption or redemption for tax reasons, the Company (or, at the Company’s request, the Paying Agent on its behalf) must transmit a notice of redemption to each Holder of Notes to be redeemed at least 30 days but not more than 60 days prior to the Redemption Date. Such notice of redemption shall specify the principal amount of Notes to be redeemed, the CUSIP, ISIN and Common Code numbers of the Notes to be redeemed, the Redemption Date, the Redemption Price, the place or places of payment, and that payment shall be made upon presentation and surrender of such Notes. Once notice of redemption is delivered to Holders, the Notes called for redemption shall become due and payable on the Redemption Date at the Redemption Price. On the Redemption Date, the Company, the Guarantor or the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, shall deposit with the Trustee or the Paying Agent an amount of money sufficient to redeem on the Redemption Date all the Notes so called for redemption at the Redemption Price.

Unless there is a default in payment of the Redemption Price, on and after the Redemption Date, interest shall cease to accrue on the Notes or any portion of the Notes called for redemption from and including the Redemption Date.

If less than all of the Notes are to be redeemed, the Trustee, upon prior notice from the Company, shall select the Notes to be redeemed, which, in the case of Notes in book-entry form, shall be in accordance with the procedures of the applicable depositary or common safe-keeper. The Trustee may select Notes and portions of Notes in amounts of €100,000 and integral multiples of €1,000 in excess thereof.

Payment of Additional Amounts. All payments in respect of the Notes shall be made by Company, the Guarantor or the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature, imposed or levied by the Netherlands or the United States or any taxing authority thereof or therein, as applicable, unless such withholding or deduction is required by law. If such withholding or deduction is required by law, the Company, the Guarantor or the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, shall pay to a Holder who is not a United States person, as applicable, such additional amounts (the “Additional Amounts”) on the Securities as are necessary in order that the net payment by the Company, the Guarantor or the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, or a Paying Agent of principal of, and premium, if any, and interest on, the Securities to such Holder, after such withholding or deduction, shall not be less than the amount provided in the Securities to be then due and payable, provided, however, that the foregoing obligation to pay Additional Amounts shall not apply to the exceptions provided for in Section 1104 of the Original Indenture.

The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable to the Notes. Except as specifically provided hereunder, neither the Company nor the Guarantor nor the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, shall be required to make any payment for any tax, duty, assessment or governmental charge of whatever nature imposed by any government or a political subdivision or taxing authority of or in any government or political subdivision.

Place of Payment. The Company, the Guarantor or the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, shall make payment of principal of, or premium, if any, and interest on, this Note to the Paying Agent by electronic means, in Euro.

Time of Payment. If an Interest Payment Date, the Stated Maturity Date or any Redemption Date falls on a day that is not a Business Day, the required payment need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on such Interest Payment Date, the Stated Maturity Date or such Redemption Date, as the case may be, and no additional interest shall accrue on such payment as a result of payment on such next succeeding Business Day.

Further Issuance. The Company may, from time to time, without notice to, or the consent of, the Holders of the Notes, increase the principal amount of the series of Notes and issue and sell additional Securities (“Additional Securities”) ranking equally and ratably with, and having the same interest rate, maturity and other terms as, the originally issued Notes (other than the issue date and, to the extent applicable, issue price, initial Interest Payment Date and initial date of interest accrual). Any such Additional Securities shall be consolidated, and constitute a single series of Securities, with the originally issued Notes for all purposes; provided, however, that any such Additional Securities that have the same CUSIP, ISIN, Common Code or other identifying number of any Outstanding Notes must be fungible with such Outstanding Notes for U.S. federal income tax purposes. If this Note is represented by a Global Note, details of such Additional Securities may be entered in the records of the relevant Clearing Systems such that the nominal amount of Notes represented by this Global Note may be increased by the amount of such Additional Securities so issued.

Possible Future Operating Partnership Guarantee. Upon and following consummation of an UPREIT Reorganization, if the Operating Partnership incurs or assumes any recourse Funded Debt, or guarantees or otherwise becomes obligated with respect to any other entity’s Funded Debt, then the Guarantor shall cause the Operating Partnership, within 10 Business Days of such incurrence, assumption, guarantee or other action, to (i) execute and deliver to the Trustee a supplemental indenture, in form reasonably satisfactory to the Trustee, pursuant to which the Operating Partnership will guarantee all of the payment and other obligations under the Notes in a timely manner on a senior unsecured basis on terms consistent with the Guarantee and (ii) deliver to the Trustee an Officer’s Certificate and an opinion of counsel to the effect that each of such supplemental indenture and such Operating Partnership Guarantee has been duly authorized, executed and delivered by, and constitutes a valid, legally binding and enforceable obligation of, the Operating Partnership, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws or by general principles of equity. Any such Operating Partnership Guarantee shall provide that holders of the Notes shall be entitled to proceed directly against the Operating Partnership without exercising their remedies against any other obligor.

Events of Default. If an Event of Default with respect to the Notes shall have occurred and be continuing, the principal of the Notes may be declared, and in certain cases shall automatically become, due and payable in the manner and with the effect provided in the Indenture.

Sinking Fund. The Notes are not subject to, or entitled to the benefits of, any sinking fund.

Satisfaction and Discharge. The Indenture contains provisions where, upon the Company’s direction and satisfaction of certain conditions, the Indenture shall cease to be of further effect with respect to the Notes, subject to the survival of specified provisions of the Indenture.

Legal Defeasance and Covenant Defeasance. The Indenture contains provisions for legal defeasance of certain obligations of the Company, the Guarantor and the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, under this Note and the Indenture and covenant defeasance of certain obligations of the Company, the Guarantor and the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, under the Indenture.

Modification and Waivers; Obligations of the Company Absolute. The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company,  Guarantor and the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, and the rights of the Holders of the Securities. Such amendment and modification may be effected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series affected thereby (voting as separate classes). The Indenture also contains provisions permitting the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series, on behalf of the Holders of all Outstanding Securities of such series, to waive compliance by the Company, the Guarantor or the Operating Partnership, as applicable, with certain provisions of the Indenture. Furthermore, provisions in the Indenture permit the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series to waive, on behalf of the Holders of all Outstanding Securities of such series, certain past defaults under the Indenture and their consequences. Any such consent or waiver in respect of the Notes shall be conclusive and binding upon the Holder of this Note and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, the Guarantor or the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, which is absolute and unconditional, to pay principal of, and premium, if any, and interest on, this Note at the time, place, and rate, and in the coin or currency, herein prescribed.

Limitation on Suits. As set forth in, and subject to, the provisions of the Indenture, no Holder of any Note shall have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture, or for the appointment of a receiver or trustee, or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of at least 25% in aggregate principal amount of the Outstanding Notes, as well as an offer of indemnity or security reasonably satisfactory to it, and no inconsistent direction has been given to the Trustee during such 60-day period by the Holders of a majority in aggregate principal amount of the Outstanding Notes. Notwithstanding any other provision of the Indenture, each Holder of a Note shall have the right, which is absolute and unconditional, to receive payment of principal of, and premium, if any, and interest on, such Note on the respective due dates therefor and to institute suit for the enforcement therefor, and this right shall not be impaired without the consent of such Holder.

Authorized Denominations. The Notes are issuable only in registered form without coupons in minimum denominations of €100,000 or any integral multiple of €1,000 in excess thereof.

Effectuation. This Note shall not be valid for any purposes until it has been effectuated for or on behalf of the entity appointed as common safe-keeper by the relevant Clearing Systems.

Registration of Transfer or Exchange. As provided in the Indenture and subject to certain limitations herein and therein set forth, the transfer of this Note is registrable in the register of the Notes maintained by the Security Registrar upon surrender of this Note for registration of transfer, at the Office of the Paying Agent (or, otherwise, in accordance with applicable procedures of Euroclear and Clearstream) duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his or her attorney duly authorized in writing, and thereupon one or more new Notes, of authorized denominations and for the same aggregate principal amount, shall be issued to the designated transferee or transferees. The Indenture is written with the intention of meeting the requirements for the Note to be in “registered form” within the meaning of Sections 163(f), 871(h)(2) and 881(c)(2) of the Internal Revenue Code of 1986, as amended (the “Code”) (and any other relevant or successor provisions of the Code) and is to be so construed.

As provided in the Indenture and subject to certain limitations herein and therein set forth, this Note is exchangeable for a like aggregate principal amount of Notes of different authorized denominations, as requested by the Holders surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Note for registration of transfer, the Company, the Guarantor or the Operating Partnership if an Operating Partnership Guarantee has been issued, as applicable, the Trustee and any agent of the Company, the Guarantor, the Operating Partnership, the Trustee or the Paying Agent may treat the Holder as the owner hereof for all purposes, whether or not this Note be overdue, and none of the Company, the Guarantor or the Operating Partnership, as applicable, the Trustee, the Paying Agent or any such agent shall be affected by notice to the contrary.

Defined Terms. All terms used but not defined in this Note shall have the meanings assigned to them in the Indenture.

Governing Law. The Indenture and this Note shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflicts of law principles of such State other than New York General Obligations Law Section 5-1401. EACH OF THE COMPANY, THE GUARANTOR AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THE INDENTURE, THE NOTES OR THE TRANSACTION CONTEMPLATED HEREBY.

Unless the certificate of authentication hereon has been executed by the Trustee by manual signature, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

The Company has caused “CUSIP” and “ISIN” numbers and a Common Code to be printed on the Notes as a convenience to the Holders of the Notes. No representation is made as to the correctness or accuracy of such CUSIP number, ISIN number or Common Code printed on the Notes, and reliance may be placed only on the other identification numbers printed hereon.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

PLEASE INSERT SOCIAL SECURITY NUMBER OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

(Please print or typewrite name and address,
including postal zip code, of assignee)

the within Note and all rights thereunder, and hereby irrevocably constitutes and appoints to transfer said Note on the books of the Trustee, with full power of substitution in the premises.

Dated:
NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within Note in every particular, without alteration or enlargement or any change whatsoever.

Signature Guarantee

SCHEDULE OF INCREASES OR DECREASES IN NOTE

The following increases or decreases in this Note have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Note	Amount of increase in Principal Amount of this Note	Principal Amount of this Note following such decrease or increase	Signature of authorized signatory of Common Service Provider to the Clearing Systems

Exhibit 5.1

DLA Piper LLP (US) The Marbury Building 6225 Smith Avenue Baltimore, Maryland 21209-3600 www.dlapiper.com

T 410.580.3000 F 410.580.3001

October 9, 2018

W. P. Carey Inc.

WPC Eurobond B.V.

50 Rockefeller Plaza

New York, New York 10020

Re:                            W. P. Carey Inc. / WPC Eurobond B.V.

Ladies and Gentlemen:

We have acted as counsel to W. P. Carey Inc., a Maryland corporation (the “Company”) and WPC Eurobond B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“WPC Finance”, together with the Company, the “Registrants”), and have been requested to render this opinion in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the automatic shelf registration statement on Form S-3 (File No. 333-214510) prepared and filed by the Company and WPC Finance with the U.S. Securities and Exchange Commission (the “Commission”) on November 8, 2016 (as amended through the date hereof, excluding the documents incorporated by reference therein, the “Registration Statement”), including a base prospectus, dated November 8, 2016, included therein at the time the Registration Statement became effective (the “Base Prospectus”), the preliminary prospectus supplement, dated October 2, 2018 and filed by the Company and WPC Finance with the Commission on October 2, 2018 pursuant to Rule 424(b) under the Securities Act (together with the Base Prospectus, the “Preliminary Prospectus”), and the prospectus supplement dated October 4, 2018 and filed by the Company with the Commission on October 4, 2018 pursuant to Rule 424(b) under the Securities Act (the “Prospectus Supplement” and together with the Base Prospectus, the “Prospectus”) relating to the offer, issue and sale by WPC Finance of €500,000,000 initial principal amount of its 2.250% Senior Notes due 2026 (the “Notes”) in connection with that certain Underwriting Agreement, dated October 2, 2018 (the “Underwriting Agreement”), among WPC Finance, the Company and J.P. Morgan Securities plc, Merrill Lynch International and Wells Fargo Securities International Limited, as representatives of the several underwriters listed in Schedule 1 thereto (the “Underwriters”).  WPC Finance’s obligations in respect of the Notes will be unconditionally and irrevocably guaranteed (the “Guarantee”; the Notes and the Guarantee together, the “Securities”) by the Company, as set forth in the Indenture (defined below).  The Securities are being issued pursuant to an Indenture, dated November 8, 2016 (the “Base Indenture”), by and among WPC Finance, the Company and U.S. Bank National Association, as trustee (the “Trustee”), as amended by a Third Supplemental Indenture (the “Supplemental Indenture”), dated as of the date hereof, by and among WPC Finance, the Company and the Trustee.  The Base Indenture, as amended by the Supplemental Indenture, is referred to herein as the “Indenture”.  This opinion is being provided at your request pursuant to Item 601(b)(5) of Regulation S-K, 17 C.F.R. §229.601(b)(5), in connection with the filing of a Current Report on Form 8-K by the Company with the Commission on the date hereof (the “Form 8-K”) and supplements our opinion, dated November 8, 2016, previously filed as Exhibit 5.1 to the Registration Statement.

In rendering the opinions expressed herein, we have reviewed originals or copies, certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):

(a)                                 The charter of the Company, as in effect on the date hereof, represented by the Articles of Amendment and Restatement filed of record with the Maryland State Department of Assessments and Taxation (the “SDAT”) on June 15, 2017 (in the form attached to the Officer’s Certificate (as defined below)) (the “Charter”);

(b)                                 The Fifth Amended and Restated Bylaws of the Company, dated as of June 15, 2017 and as in effect on the date hereof (in the form attached to the Officer’s Certificate) (the “Bylaws”);

(c)                                  The Registration Statement, including the Base Prospectus contained therein;

(d)                                 The Preliminary Prospectus;

(e)                                  The Prospectus Supplement;

(f)                                   An executed copy of the Underwriting Agreement (as attached to the Officer’s Certificate);

(g)                                  An executed copy of the Base Indenture (as attached to the Officer’s Certificate);

(h)                                 An executed copy of the Supplemental Indenture (as attached to the Officer’s Certificate);

(i)                                     The form of global note evidencing the Securities (the “Global Note”) (as attached to the Officer’s Certificate);

(j)                                    The T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of the Trustee (as filed as an exhibit to the Registration Statement and attached to the Officer’s Certificate);

(k)                                 A certificate of an officer of the Company, dated as of the date hereof, as to certain factual matters (the “Officer’s Certificate”);

(l)                                     A certificate of the General Counsel of the Company, dated as of the date hereof, as to the resolutions adopted by the Company’s Board of Directors (the “General Counsel Certificate”);

(m)                             Resolutions adopted by the Company’s Board of Directors on September 22, 2016 and August 15, 2018 relating to, among other things, the preparation and filing of the Registration Statement and the Base Prospectus and the issuance, offer and sale of the Securities (in each case, as attached to the General Counsel Certificate);

(n)                                 Resolutions adopted by a Pricing Committee of the Company’s Board of Directors on (i) January 12, 2017, relating to, among other things, the authorization, execution and delivery of the Base Indenture and (ii) October 1, 2018, relating to, among other things, the preparation and filing of the Prospectus Supplement, the authorization, execution and delivery of the Underwriting Agreement, the Supplemental Indenture and the Global Notes, and fixing the final terms for the issuance, offer and sale of the Securities (in each case, as attached to the General Counsel Certificate);

(o)                                 A short form good standing certificate with respect to the Company issued by the Maryland State Department of Assessments and Taxation, dated as of the date hereof; and

(p)                                 Such other documents as we have considered necessary to the rendering of the opinion expressed below.

2

In examining the Documents, and in rendering the opinion set forth below, we have assumed, without independent investigation, the following:  (a) each of the parties to the Documents (other than the Company) has duly and validly authorized, executed and delivered each of the Documents to which such party (other than the Company) is a signatory and each instrument, agreement and other document executed in connection with the Documents to which such party (other than the Company) is a signatory and each such party’s (other than the Company’s) obligations set forth in such Documents and each other instrument, agreement and other document executed in connection with such Documents, are its legal, valid and binding obligations, enforceable in accordance with their respective terms; (b) each person executing any Document and any other instrument, agreement and other document executed in connection with the Documents on behalf of any such party (other than the Company) is duly authorized to do so; (c) each natural person executing any Document and any other instrument, agreement and other document executed in connection with the Documents is legally competent to do so; (d) there are no oral or written modifications of or amendments or supplements to the Documents (other than such modifications or amendments or supplements identified above and attached to the Officer’s Certificate or the Certificate, as applicable) and there has been no waiver of any of the provisions of the Documents by actions or conduct of the parties or otherwise; and (e) all Documents submitted to us as originals and the conformity with originals of all documents submitted to us as certified, photostatic or telecopies or portable document file (““.PDF”“) copies (and the authenticity of the originals of such copies), the absence of other agreements or understandings among the parties that would modify the terms of the proposed transactions or the respective rights or obligations of the parties thereunder and the accuracy and completeness of all public records reviewed are accurate and complete. As to all factual matters relevant to the opinion set forth below, we have relied upon the representations and warranties made in the Underwriting Agreement and in the Officer’s Certificate and the Certificate as to the factual matters set forth therein, which we assume to be accurate and complete, and on the written statements and representations of officers of the Company and of public officials.

We further assume that consideration that is fair and sufficient to support the obligations of the Company under the Guarantee has been and would be deemed by a court of competent jurisdiction to have been duly received by the Company.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that the Guarantee has been duly authorized and, when executed, and when the Notes have been authenticated by the Trustee as specified in the Indenture, and have been issued and delivered to, and paid for by, the Underwriters in accordance with the terms of the Indenture and the Underwriting Agreement, each as described in the Prospectus, the Securities will constitute valid and binding obligations of the Company and WPC Finance, as applicable, enforceable against the Company and WPC Finance, as applicable, in accordance with their terms.

The opinion expressed above is subject to the following assumptions, exceptions, qualifications and limitations:

(a)                                  The foregoing opinion is rendered as of the date hereof. We assume no obligation to update such opinion to reflect any facts or circumstances that may hereafter come to our attention or changes in the law which may hereafter occur.

(b)                                  We have assumed that the Trustee’s certificate of authentication of the Global Note will have been manually signed by one of the Trustee’s authorized officers.  We have further assumed that the Securities conform as to form to the specimens of the Global Notes, which we have not verified by

3

inspection of the individual Securities, and that the specimens of the Global Notes are in the form contemplated in the Indenture.

(c)                                   We have made no investigation of, and we express no opinion as to, the laws of any jurisdiction other than the laws of the State of Maryland and the laws of the State of New York.  This opinion concerns only the effect of the laws (exclusive of the principles of conflict of laws) of the State of Maryland and the State of New York, each as currently in effect.  We have made no inquiry into, and we express no opinion as to, the statutes, regulations, treaties, common law or other law of any nation, state, or jurisdiction. In particular, we express no opinion as to the laws of the Netherlands, and have relied upon an opinion of DLA Piper Nederland N.V. as to such matters.

(d)                                  We express no opinion as to compliance with the securities (or “blue sky”) laws of any jurisdiction.

(e)                                   The opinion stated herein relating to the validity, binding nature and enforceability of obligations of the Company and WPC Finance is subject to (a) the effect of any applicable bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally, (b) the effect of general principles of equity (regardless of whether considered in a proceeding in equity or at law), and (c) public policy considerations, statutes or court decisions that may limit the rights of a party to obtain indemnification or contribution.

(f)                                    With respect to our opinion stated herein relating to the validity, binding nature and enforceability of obligations of the Company and WPC Finance, we express no opinion concerning the provisions of the Indenture or the Securities which provide for the jurisdiction of the courts of any particular jurisdiction, which may not be binding on the courts in the forums selected or excluded, the waiver of right to a jury trial, or the availability of specific performance, injunctive relief, or other equitable remedies.

(g)                                   With respect to our opinion stated herein relating to the validity, binding nature and enforceability of obligations of the Company and WPC Finance, we express no opinion with respect to (i) whether acceleration of the Securities may affect the collectability of that portion of the stated principal amount thereof that might be determined to constitute unearned interest thereon, (ii) compliance with laws relating to permissible rates of interest, (iii) the creation, validity, perfection or priority of any security interest, mortgage, or lien, or (iv) any provision to the extent it requires any party to indemnify any other person against loss in obtaining the currency due following a court judgment in another currency.

****

4

(h)                                  This opinion is limited to the matters set forth herein, and no other opinion should be inferred beyond the matters expressly stated.

We consent to the filing of this opinion with the Commission as an exhibit to the Current Report on Form 8-K and to the reference to our firm under the heading “Legal Matters” in the Prospectus Supplement relating to the Securities.  In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

DLA Piper LLP (US)

/s/ DLA Piper LLP (US)

5

Exhibit 5.2

DLA Piper Nederland N.V. Amstelveenseweg 638 1081 JJ Amsterdam P.O. Box 75258 1070 AG Amsterdam The Netherlands T +31 20 541 9811 F +31 20 541 9997 W www.dlapiper.nl advocaten
notarissen
belastingadviseurs

DLA Piper Nederland N.V. is
registered with the Trade Register
of the Chamber of Commerce
under number 34207878.

DLA Piper Nederland N.V. is
part of DLA Piper, a global law firm,
operating through various separate
and distinct legal entities.

A list of offices and regulatory
information can be found at
www.dlapiper.com.

NL switchboard:
+31 20 541 9888

Strictly Personal & Confidential	Your Ref:

Attn:	Our Ref:
WPC Eurobond B.V.		LHA/MJE/343250/6
Strawinskylaan 741		NLM/9593445.4
Tower C - 7th Floor
1077 XX Amsterdam
The Netherlands
9 October 2018

By Email Only

RE:                                                                          LEGAL OPINION - WPC EUROBOND B.V. - U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) FILING

Dear Madam/Sirs

1.                                      INTRODUCTION

1.1                               We act as legal adviser (advocaat) under Netherlands Law (as defined below) to the Company (as defined below) in connection with the Agreements (as defined below) and filing of the 8-K Form (as defined below) with SEC relating to the registration of, inter alia, debt securities to be issued in one or more series pursuant to the Indenture (as defined below) (the “Registration”). This opinion supplements our opinion, dated 8 November 2016, previously filed as Exhibit 5.2 to the automatic shelf registration statement on Form S-3 (File No. 333-214510) prepared and filed by the Company with the SEC on 8 November 2016.

1.2                               Capitalised terms used in this legal opinion have the meanings ascribed to such terms in the Annex or this legal opinion.

2.                                      APPLICABLE LAW

2.1                               This legal opinion is limited to Netherlands Law in effect as at the date of this opinion and is, together with all terms used in it, to be construed in accordance with Netherlands Law. We do not express any opinions (factual or legal) on any matters not expressly set out in this legal opinion.

2.2                               This legal opinion may only be relied upon under the express condition that any issue of interpretation or liability arising hereunder will be governed by Netherlands law.

3.                                      DOCUMENTS AND CONFIRMATIONS FORMING THE BASIS OF THE LEGAL OPINION

3.1                               We have examined prints of electronic copies of the following Documents for purposes of the issue of this legal opinion:

3.1.1                                             The 8-K Form;

3.1.2                                             The Agreements;

3.1.3                                             The Company’s deed of incorporation dated on the date specified in the Excerpt;

3.1.4                                             The Excerpt;

3.1.5                                             The Resolutions; and

3.1.6                                             The Power of Attorney as included in the Resolution of the managing board of the Company.

3.2                               In addition, we have received the Confirmations and have relied on the confirmations contained in the Resolutions.

3.3                               Our examination has been limited to the literal text of the Documents and we have not had regard to any matters not expressly set out in the Documents.

4.                                      ASSUMPTIONS

For the purpose of the legal opinions expressed herein, we have assumed:

4.1                               that all copy Documents received by us are (and their content is) correct and complete and conform to the original Documents in all respects;

4.2                               that the Agreements have been (or will have been) entered into in the form referred to in paragraph 3;

4.3                               the genuineness and completeness of all signatures on the Documents received by us, such signatures being the signatures of the relevant individuals concerned;

4.4                               that the Agreements have been (or will have been) signed on behalf of the Company by (i) jointly authorised managing directors of the Company specified in the Excerpt or (ii) an attorney under the Power of Attorney;

4.5                               that the Resolutions were duly adopted and remain in full force without modification;

4.6                               that no works council exists whose advice needs to be sought in relation to the entry into by the Company of the Agreements;

4.7                               that the Power of Attorney remains in force without modification and under any applicable law other than Netherlands Law, it validly authorises the relevant persons to represent the Company;

4.8                               that no rule of law which under the The Hague Convention on the Law applicable to Agency 1978 applies or may be applied to the existence and extent of the authority of any person authorised to sign the relevant

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Agreements on behalf of the Company under the Power of Attorney, adversely affects the existence and extent of that authority as expressed in the Power of Attorney;

4.9                               that all parties to the Agreements (other than the Company) have been duly incorporated, validly exist, have the corporate power to enter into and perform the Agreements, have validly signed and entered into the Agreements and have obtained all required consents, licenses, approvals, registrations and other authorisations for purposes of their entry into and performance of the Agreements;

4.10                        that, upon execution by all parties thereto, the relevant Agreements, under the laws of the State of New York, constitute legal, valid and binding obligations of the parties thereto that are enforceable against those parties in accordance with their terms;

4.11                        that all Confirmations (as well as all confirmations included in the Resolutions) are true and correct.

5.                                      LEGAL OPINIONS

Based upon a review of the Documents and a consideration of the Confirmations (as well as the confirmations in the Resolutions), and subject to the assumptions and qualifications referred to in paragraphs 4 and 6 respectively and any matters not disclosed to us, we are of the following legal opinion:

5.1                               The Company has been incorporated and exists as a legal entity in the form of a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid).

5.2                               The Company has the corporate power to enter into the Agreements and perform its obligations thereunder.

5.3                               The Company has taken all necessary corporate action to authorise the entry into of the Agreements and the performance by the Company of its obligations thereunder.

5.4                               The Agreements have been validly executed by the Company.

5.5                               The execution, delivery, and performance by the Company of the Agreements will not violate the articles of association of the Company or any provisions of Netherlands Law to the extent that such violations would make the Agreements void or subject them to nullification or avoidance.

5.6                               The choice of the laws of the State of New York as the laws governing the Agreements is recognised and Netherlands Law does not restrict the validity and binding effect on and enforceability against the Company of the Agreements.

5.7                               A judgement in a civil or commercial matter rendered by a court of the State of New York cannot be enforced in the Netherlands. However, if a person has

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obtained a final judgment without appeal in such matter rendered by a court of the State of New York that is enforceable in the State of New York and files his claim with a Netherlands court with jurisdiction, the Netherlands court will generally recognise and give effect to the judgment insofar as it finds that (a) the jurisdiction of the court has been based on an internationally generally accepted ground, (b) proper legal procedures have been observed, (c) the judgment does not contravene Netherlands public policy, and (d) the judgment is not irreconcilable with a judgment of a Netherlands court or an earlier judgment of a foreign court that is capable of being recognised in the Netherlands.

5.8                               The validity, binding effect and enforceability against the Company of the submission to the jurisdiction of the courts of the State of New York in the Agreements is most likely governed by the laws of the State of New York (and not restricted by) by Netherlands law.

Without detracting from the generality of paragraph 2 and save as otherwise expressly provided herein, we do not give any legal opinion on tax, competition or anti-trust, works council, ranking and subordination or in rem matters.

6.                                      QUALIFICATIONS

The legal opinions that are given in this legal opinion are subject to the following qualifications:

6.1                               The legal opinions may be affected or limited by the provisions of any applicable bankruptcy, suspension of payments or emergency measures, insolvency proceedings (including Insolvency Proceedings), rules relating to conflicts of rights between creditors, intervention measures in relation to financial enterprises or their affiliated entities and other or similar laws of general application now or hereafter in effect.

6.2                               Notwithstanding the recognition of the laws of the State of New York as the laws governing the Agreements:

6.2.1                                             such law may be refused to the extent that it is manifestly incompatible with the public policy (openbare orde) of the Netherlands; and

6.2.2                                             the Dutch courts must give effect to mandatory rules of Netherlands Law if such rules must be applied whatever the chosen law; and

6.2.3                                             when applying the laws of the State of New York the Dutch courts might give effect to mandatory rules of law of another country with which the situation concerned has a close connection if - and insofar as - under the law of the latter country such rules must be applied whatever the chosen law; and

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6.2.4                                             regard will be had to the law of the jurisdiction in which performance takes place in relation to the manner of performance and the steps to be taken in the event of defective performance.

6.3                               Enforcement by the courts of the Netherlands is subject to the Netherlands rules of civil procedure. In addition the enforceability of the Agreements may be restricted by any applicable (international) sanctions, including, without limitation, the Sanctions Act (Sanctiewet).

6.4                               Although, pursuant to the provisions of the 2007 Trade Register Act (Handelsregisterwet 2007) a legal entity or partnership cannot invoke the incorrectness or incompleteness of its Trade Register registration against third parties who were unaware of its incorrectness or incompleteness (subject to limited exceptions) an extract from the Trade Register does not provide conclusive evidence that the facts set out in it are correct. In addition, any relevant confirmations obtained as part of the Confirmations do not provide conclusive evidence that an entity is not subject to Insolvency Proceedings.

6.5                               In respect of any trusts which are party to any of the Agreements, such trusts will only be recognised if the Trust Convention applies to such trusts.

6.6                               If any legal act (rechtshandeling) performed by a Dutch legal entity exceeds such entity’s objects or is not in such entity’s interest, such legal act may, apart from exceeding such entity’s corporate power, be in violation of its articles of association and be nullified by it if the other party or parties to the act knew or should have known that the legal act is not in the entity’s interest.

7.                                      CONFIDENTIALITY AND RELIANCE

7.1                               This legal opinion is given for the benefit of the persons to whom it is addressed in their respective capacities as stated (to the exclusion of all other persons), and solely for purposes of the Agreements. It (i) may not be provided to or relied upon by anyone else or for any other purpose or quoted or referred to in any public document or filed with anyone without our express prior written consent having been obtained in advance and (ii) should at all times be kept strictly confidential.

7.2                               Notwithstanding paragraph 7.1, a copy may, solely for the purpose of the Registration, be attached to the 8-K Form as an exhibit.

7.3                               Notwithstanding paragraph 7.1, this opinion letter may be relied upon by DLA Piper LLP (US) for the purpose of its legal opinion in connection with the Registration.

7.4                               We consent to the filing of this legal opinion with the SEC as an exhibit to the 8-K Form and to the reference to our firm in the prospectus supplement dated 4 October 2018 relating to the issuance of a series of senior notes pursuant to the Indenture under the heading “Legal Matters”. In giving this consent, we do not admit that we are a person whose consent is required under the Securities Act of 1933, as amended, or under any rules and regulations promulgated by the SEC.

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Annex

“8-K Form” means a current report on 8-K Form (excluding any documents incorporated by reference in it or any exhibits to it, other than the relevant Agreements) to be filed with the SEC on 9 October 2018 relating to the Registration;

“Agreements” means:

a)                                     the indenture between (1) the Company as issuer, (2) W. P. Carey Inc. as guarantor and (3) U.S. Bank National Association as trustee dated as of 8 November 2016;

b)                                     a supplemental indenture between the Company as issuer, W.P. Carey Inc. as guarantor and U.S. Bank National Association as trustee dated as of 9 October 2018 (the Agreements under a) and b) together referred to as the ‘‘Indenture’’);

c)                                      the global note between the Company as issuer and U.S. Bank National Association as trustee dated 9 October 2018;

“Company” means WPC Eurobond B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), with corporate seat in Amsterdam, the Netherlands and having its address at Strawinskylaan 741, Toren C, 7th Fl, 1077 XX Amsterdam, the Netherlands and registered with the Chamber of Commerce under number 67078028;

“Confirmations” means a:

(a)                                 telephonic confirmation from the Chamber of Commerce that the Excerpt is complete and up to date;

(b)                                 (telephonic) confirmation (i) from the court registry of the District Court of the place where the Company has it seat, derived from that Court’s Insolvency Register and (ii) through www.rechtspraak.nl derived from the segment for EU registrations of the Central Insolvency Register (in both cases) that the Company is not registered as being subject to Insolvency Proceedings; and

(c)                                  confirmation through eeas.europa.eu/cfsp/sanctions/connsol-list_en.htm that the Company is not included on any Sanctions List;

“Documents” means each of the documents referred to in paragraph 3.1 which have been reviewed by us;

“Excerpt” means the electronically certified extract from the Trade Register in respect of the Company provided by the Chamber of Commerce and dated 8 October 2018;

“Insolvency Proceedings” means any proceedings as defined in Article 2 paragraph 4 of EU Council Regulation (EC) No. 848/2015 of 20 May 2015 on insolvency proceedings;

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“Netherlands” means the European part of the Kingdom of the Netherlands;

“Netherlands Law” means the laws of the Netherlands which are directly applicable and as they exist and are interpreted at the date of this legal opinion;

“Power of Attorney” means a written power of attorney in favour of Brooks Gilman Gordon, ToniAnn Sanzone and Susan C. Hyde, as included in the Resolution of the managing board of the Company granted by the Company in relation to its entry into of the Agreements;

“Resolutions” means:

(a)                                a written resolution of the managing board of the Company, dated 2 October 2018; and

(b)                                a written resolution of the general meeting of shareholders of the Company, dated 2 October 2018;

“Sanctions List” means each list referred to in:

(a)                                Article 2(3) of Council regulation (EC) No 2580/2001 of 27 December 2001 on specific restrictive measures directed against certain persons and entities with a view of combating terrorism;

(b)                                 Article 2 of Council Regulation (EC) No 881/2002 of 27 May 2002 imposing certain restrictive measures directed against certain persons and entities associated with Usama bin Laden, the Al-Qaida network and the Taliban, and repealing Council regulation (EC) No 467/2001 prohibiting the export of certain goods and services to Afghanistan, strengthening the flight ban and extending the freeze of funds and other financial sources in respect of the Taliban of Afghanistan; or

(c)                                  Article 1(1) of the Council Common Position 2001/931 of 27 December 2001 on the application of specific measures to combat terrorism; and

“Trust Convention” means the Convention on the Law applicable to Trusts and their Recognition 1985.

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Yours faithfully

/s/ Gerard Kneppers	/s/ Manon Den Boer

GERARD KNEPPERS	MANON DEN BOER
Advocaat - Partner	Notaris - Partner
DLA PIPER NEDERLAND N.V.	DLA PIPER NEDERLAND N.V.

Direct +31 20 541 9811	Direct +31 20 541 9871

gerard.kneppers@dlapiper.com	manon.denboer@dlapiper.com

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Exhibit 10.1

Execution Version

DATED OCTOBER 9, 2018

ISSUER

WPC EUROBOND B.V.

GUARANTOR

W. P. CAREY INC.

PAYING AGENT

ELAVON FINANCIAL SERVICES DAC, UK BRANCH

TRANSFER AGENT

U.S. BANK NATIONAL ASSOCIATION

REGISTRAR

U.S. BANK NATIONAL ASSOCIATION

- AND -

TRUSTEE

U.S. BANK NATIONAL ASSOCIATION

AGENCY AGREEMENT

relating to Notes issued under an

Indenture dated NOVEMBER 8, 2016

THIS AGREEMENT is made on OCTOBER 9, 2018

BETWEEN:

(1)                                 WPC EUROBOND B.V., Dutch private company with limited liability (besloten vennotschap met beperkte aansprakelijkhed) with its corporate seat in Amsterdam, the Netherlands and office address at Strawinskylaan 741, Tower C, 7th Floor, 1077 XX Amsterdam, the Netherlands, registered with the Trade Register under number 67078028 (the “Issuer”);

(2)                                 W. P. CAREY INC., a Maryland corporation with its main office at 50 Rockefeller Plaza, New York, New York (the “Guarantor”);

(3)                                 ELAVON FINANCIAL SERVICES DAC, a designated activity company registered in Ireland with the Companies Registration Office, registered number 418442, with its registered office at Building 8, Cherrywood Business Park, Loughlinstown, Dublin 18, D18 W319, Ireland, acting through its UK Branch (registered number BR009373) from its offices at 125 Old Broad Street, Fifth Floor, London EC2N 1AR under the trade name U.S. Bank Global Corporate Trust Services, as Paying Agent (the “Paying Agent” which expression shall include any successor paying agent appointed in accordance with this Agreement);

(4)                                 U.S. BANK NATIONAL ASSOCIATION, a national banking association chartered under the federal laws of the United States of America  located at 60 Livingston Avenue, St. Paul, Minnesota, as Transfer Agent  (the “Transfer Agent” which expression shall include any successor transfer agent appointed in accordance with this Agreement);

(5)                                 U.S. BANK NATIONAL ASSOCIATION, a national banking association chartered under the federal laws of the United States of America  located at  60 Livingston Avenue, St. Paul, Minnesota, as Registrar (the “Registrar” which expression shall include any successor registrar appointed in accordance with this Agreement); and

(6)                                 U.S. BANK NATIONAL ASSOCIATION, a national banking association chartered under the federal laws of the United States of America located at 60 Livingston Avenue, St. Paul, Minnesota, as Trustee (the “Trustee”).

WHEREAS:

(A)       The Issuer has agreed to issue €500,000,000 aggregate principal amount 2.250% senior notes due 2026 (the “Notes”, which term shall include the related Guarantee (as defined in the Indenture)).

(B)       The Notes are to be constituted by that certain Indenture, dated as of November 8, 2016 (the “Base Indenture”), between the Issuer, the Guarantor and the Trustee, as supplemented by a supplemental indenture to be dated as of October 9, 2018, between the Issuer, the Guarantor and the Trustee (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), as set out in Appendix 1.

(C)       The Issuer hereby appoints the Paying Agent, the Transfer Agent and the Registrar in accordance with the terms of this Agreement and the Indenture.

IT IS AGREED:

1.                                     INTERPRETATION

1.1                              Unless the context otherwise requires:

1.2                              References in this Agreement to the payment of principal or interest in respect of any Note shall be deemed to include any Additional Amounts (as defined in the Indenture) which may become payable in respect thereof pursuant to the Notes and the Indenture.

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1.3                              All references in this Agreement to an agreement, instrument or other document (including this Agreement, the Indenture and the Notes) shall be construed as a reference to that agreement, instrument or document as the same may be amended, modified, varied, supplemented or novated from time to time.

1.4                              Except as specifically set forth in this Agreement, this Agreement is for the exclusive benefit of the parties to this Agreement and their respective permitted successors, and shall not be deemed to give, either expressly or implicitly, any legal or equitable right, remedy, or claim to any other entity or person whatsoever.

2.                                     APPOINTMENT OF THE REGISTRAR

2.1                              The Issuer hereby appoints the Registrar, and the Registrar hereby agrees to act at its specified office as registrar in relation to the Notes in accordance with the provisions of this Agreement and the Indenture and upon the terms and subject to the conditions contained in this Agreement and the Indenture.

2.2                              On the date of this Agreement, the Registrar shall provide to the Paying Agent a complete and correct copy of the register maintained by the Registrar in respect of the holders of Notes and the outstanding principal amount of Notes held by each holder of Notes.

2.3                              The Registrar shall from time to time provide to the Paying Agent a complete and correct copy of the register of Notes maintained by it as soon as reasonably practicable following any transfer or exchange of any Notes, and promptly on request therefor by the Paying Agent.

2.4                              The Paying Agent shall be entitled to treat as conclusive the most recent copy of the register provided to it by the Registrar in accordance with this Agreement.

3.                                     APPOINTMENT OF THE TRANSFER AGENT

3.1                              The Transfer Agent is hereby appointed as the agent of the Issuer, to act as Transfer Agent for the purposes specified in this Agreement, the Indenture and the Notes, including, inter alia, completing, authenticating, holding and delivering Notes, upon the terms and subject to the conditions specified herein, the Indenture and in the Notes, and the Transfer Agent hereby accepts such appointment.

4.                                     APPOINTMENT OF PAYING AGENT

4.1                              The Issuer hereby appoints the Paying Agent, and the Paying Agent hereby agrees, to act at its specified office as paying agent in relation to the Notes in accordance with the provisions of this Agreement and the Indenture and upon the terms and subject to the conditions contained in this Agreement and the Indenture.

4.2                              The Paying Agent is appointed hereunder for the purposes of:

(a)                                paying sums due on the Notes referred to in Section 1001 of the Base Indenture and Section 302 and Section 303 of the Supplemental Indenture;

(b)                                fulfilling the following responsibilities with respect to any Notes issued in fully-registered global form (the “Global Notes”) and kept by the common safe-keeper for the Clearing Systems (as such term is defined in the Supplemental Indenture) in accordance with applicable safekeeping procedures under Section 301(1) of the Supplemental Indenture.

(i)                                    The Paying Agent will inform the Clearing Systems, through the common service provider (the “CSP”) appointed by the Clearing Systems to service the Global Notes, of the initial issue outstanding amount (“IOA”) for the Notes on or prior to the applicable closing date.

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(ii)                                 If any event occurs that requires an increase or decrease on the records that Euroclear Bank SA/NV, at its successors as operator of the Euroclear system or Clearstream Banking, S.A. and its successors hold for its customers to reflect such customers’ beneficial interest in any Global Note, the Paying Agent will promptly provide details of the amount of such increase or decrease, together with a description of the event that requires it, to the Clearing Systems (through the CSP) to ensure that the records of the Clearing Systems reflecting the IOA of the Notes remain at all times accurate.

(iii)          The Paying Agent will at least once every month perform a reconciliation process with the Clearing Systems (through the CSP) with respect to the IOA for the Notes and will promptly inform the Clearing Systems (through the CSP) of any discrepancies.

(iv)                             The Paying Agent will promptly assist the Clearing Systems (through the CSP) in resolving any discrepancy identified in the records reflecting the IOA of the Notes.

(v)                                The Paying Agent will promptly provide to the Clearing Systems (through the CSP) details of all amounts paid under the Notes.

(vi)          The Paying Agent will promptly provide to the Clearing Systems (through the CSP) notice of any changes to the Notes that will affect the amount of, or date for, any payment due under the Notes.

(vii)         The Paying Agent will promptly provide to the Clearing Systems (through the CSP) copies of all notices in its possession that are given by or on behalf of the Issuer to the holders of the Notes.

(viii)        The Paying Agent will promptly pass on to the Issuer or the Guarantor, as applicable, all communications it receives from the Clearing Systems directly or through the CSP relating to the Notes.  Any such notice shall be deemed to have been conclusively given by being sent to the Issuer and the Guarantor in accordance with the terms of Section 105 of the Original Indenture.

(ix)                             The Paying Agent will promptly notify the Clearing Systems (through the CSP) of any failure by the Issuer or the Guarantor, as applicable, to make any payment or delivery due under the Notes when due; and

(c)                                 otherwise fulfilling its duties and obligations as set out in this Agreement and the Indenture.

5.                                     PAYMENT

Subject always to the Indenture and, in particular, any restrictions on the Issuer, or the Guarantor, as applicable, following delivery of a notice of an Event of Default:

(a)                                The Issuer or the Guarantor, as applicable, shall, not later than 10:00 am (London time) on the Business Day prior to which any payment in respect of the Notes becomes due, pay to such account of the Paying Agent as the Paying Agent shall specify in Euros in immediately available funds on each due date for the payment of principal and/or interest and/or other amounts referred to in Section 1001 of the Base Indenture and Section 302 and Section 303 of the Supplemental Indenture in respect of the Notes, an amount sufficient (together with any funds then held by the Paying Agent and available for the purpose) to pay all principal and interest and/or other amounts referred to in Section 1001 of the Base Indenture and Section 302 and Section 303 of the Supplemental Indenture due in respect of the Notes on such date; provided that if any such date is not a Business Day such payment shall be made on the next succeeding date which is a Business Day. As used in this Agreement, “Business Day” shall have the meaning as set forth in the Notes.

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(b)                                The Issuer hereby authorises and directs the Paying Agent from funds so paid to the Paying Agent to make payment of all amounts due on the Notes in accordance with the terms of the Notes, the Indenture and the provisions of this Agreement. If any payment provided for in clause 5(a) is after the date specified therein but otherwise in accordance with the provisions of this Agreement, the Paying Agent shall nevertheless make payments in respect of the Notes as aforesaid following receipt by the Paying Agent of such payment.

(c)                                 If the Paying Agent has not, on the date on which any payment is due to be made to the Paying Agent pursuant to clause 5(a), received the full amount payable in respect thereof on such date but receives such full amount later, together with accrued interest (if any) in accordance with the Indenture, it shall forthwith so notify the Issuer, the Guarantor and the Trustee. Unless and until the full amount of any such principal or interest payment has been made to it, the Paying Agent shall not be bound to make such payments.

(d)                                Without prejudice to clause 5(b), if the Paying Agent pays out on or after the due date therefor (other than as a result of its own gross negligence or wilful misconduct) to persons entitled thereto, or becomes liable to pay out, any amounts on the assumption (which is not negated by reasonable evidence to the contrary) that the corresponding payment by the Issuer or the Guarantor, as applicable, has been or shall be made, the Issuer or the Guarantor, as applicable, shall on demand reimburse the Paying Agent for the relevant amount, and pay interest to the Paying Agent on such amount from (and including) the date on which it is paid out to (but excluding) the date of reimbursement at the rate per annum equal to the cost to the Paying Agent of funding the amount paid out, as certified by the Paying Agent and expressed as a rate per annum.

(e)                                 Payment of only part of the amount payable in respect of a Note may only be made at the discretion of the relevant Noteholder(s) (except as the result of a withholding or deduction for or on account of any taxes permitted by the Indenture). If at any time a Paying Agent makes a partial payment in respect of any Note presented to it, it shall inform the Registrar of the same such that the Registrar may record the same on the register of Notes.

6.                                     REPAYMENT

Any sums paid by, or by arrangement with the Issuer, to the Paying Agent pursuant to the terms of this Agreement shall not be required to be repaid to the Issuer or the Guarantor unless and until the Notes in respect of which such sums were paid shall have been purchased or redeemed pursuant to the terms of the Indenture and cancelled, but in any of these events the Paying Agent shall (provided that all other amounts due under this Agreement shall have been duly paid) upon written request by the Issuer forthwith repay to the Issuer or the Guarantor, as applicable, sums equivalent to the amounts which would otherwise have been payable on the relevant Notes together with any fees previously paid to the Paying Agent in respect of such Notes. Notwithstanding the foregoing, the Paying Agent shall not be obliged to make any repayment to the Issuer or the Guarantor, as applicable, so long as any amounts which under this Agreement should have been paid to or to the order of the Paying Agent by the Issuer or the Guarantor, as applicable, shall remain unpaid. The Paying Agent shall not, however, be otherwise required or entitled to repay any sums properly received by it under this Agreement.

7.                                     PREPAYMENT; NOTICE OF WITHHOLDING OR DEDUCTION

7.1                              The Issuer or the Guarantor shall provide to the Paying Agent a copy of all notices of prepayment delivered under the Indenture in respect of the Notes that it serves on the holders of the Notes including, without limitation, details of the date(s) on which such prepayments in respect of the Notes are to be made, all amounts required to be paid by the Issuer or the Guarantor in respect thereof in accordance with the Indenture and the manner in which such prepayment shall be effected.

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7.2                              If:

(a)                                the Issuer or the Guarantor, in respect of any payment; or

(b)                                the Paying Agent, in respect of any payment of principal of or any premium or interest on the Notes,

is required to withhold or deduct any amount for or on account of Tax,

(c)                                 the Issuer or the Guarantor shall give notice thereof to the Paying Agent and the Trustee as soon as it becomes aware of such requirement and shall give to the Paying Agent such information as the Paying Agent requires to enable it to make such deduction or withholding; and

(d)                                except where such requirement arises as a result of prepayment of the Notes in accordance with the Indenture or by virtue of the relevant holder failing to satisfy any certification or other requirement in respect of its Notes, the Paying Agent shall give notice thereof to the Issuer, the Guarantor and the Trustee as soon as it becomes aware of the requirement to withhold or deduct.

8.                                     RECORDS

The Paying Agent shall:

(a)                                keep a full and complete record of all payments made by it in respect of the Notes; and

(b)                                make such records available at all reasonable times to the Issuer or the Guarantor, as applicable, and any persons authorised by it, and the Trustee for inspection and for the taking of copies thereof.

9.                                     FEES AND EXPENSES

9.1                              The Issuer or the Guarantor, as applicable, shall pay to the Paying Agent, Transfer Agent and Registrar such fees and expenses in respect of the Paying Agent, Transfer Agent and Registrar’s services under this Agreement as agreed to in the fee letter dated September 4, 2018 from the Paying Agent, Transfer Agent and Registrar to, and countersigned by the Issuer.

9.2                              The Issuer or the Guarantor, as applicable, shall also pay on demand, against presentation of such invoices and receipts as it may reasonably require, all properly-incurred and properly-documented out-of-pocket expenses (including necessary advertising, facsimile and telex transmission, postage and, subject to prior approval by the Issuer or the Guarantor, as applicable, as set forth below, the fees and expenses of legal advisers) of the Paying Agent, Transfer Agent and Registrar in connection with the services under this Agreement, together with any applicable value added tax or similar tax properly chargeable thereon. Payment by the Issuer or the Guarantor, as applicable, to the Paying Agent, Transfer Agent and Registrar of such properly-incurred and properly-documented out-of-pocket expenses shall be a good discharge of the obligations of the Issuer or the Guarantor, as applicable, in respect thereof. Where the advice of legal counsel is sought by the Paying Agent, Transfer Agent or Registrar, the fees of any such counsel shall be agreed to by the Issuer or the Guarantor, as applicable, acting reasonably, in advance.

10.                              INDEMNITY

10.1                       Each of the Issuer and the Guarantor, jointly and severally, undertakes to indemnify and hold harmless, the Paying Agent, Transfer Agent, Registrar and each of its respective directors, officers, employees or agents (each an “Indemnified Party”) on demand by such Indemnified Party against any losses, liabilities, costs, fees, expenses, claims, actions, damages or demands (including, but not limited to, all reasonable costs, charges and expenses paid or incurred in disputing or defending the foregoing and the properly incurred fees and expenses of legal advisers) which such Indemnified Party may incur or which may be made against it, as a result of or in connection with the appointment

5

or the exercise of or performance of its powers and duties under this Agreement, except such as may result from its own gross negligence, bad faith, wilful misconduct or fraud or that of its directors, officers, employees or agents.

10.2                       The indemnity contained in clause 10.1 above shall survive the termination and expiry of this Agreement.

11.                              CONDITIONS OF APPOINTMENT

11.1                       The Paying Agent shall (a) hold all sums receives from Issuer or the Guarantor, as applicable, in accordance with this Agreement and the Indenture for payment of principal of or any premium or interest on the Notes in trust for the benefit of Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as provided in this Agreement and the Indenture; (b) give the Trustee notice of any default by the Issuer or the Guarantor or any other obligor upon the Notes in the making of any payment of principal of or premium or interest on the Notes; and (c) at any time during the continuance of any such default, upon the written request of the Trustee, forthwith pay to the Trustee all sums held by it in trust for payment in respect of the Notes.

11.2                       No monies held by the Paying Agent need be segregated except as required by law.

11.3                       In acting under this Agreement and in connection with the Notes, the Paying Agent, Transfer Agent and Registrar shall act solely as agent of the Issuer and, save solely in respect of its obligations under clause 11.1 hereof, shall not have any obligations towards or relationship of agency or trust with any of the holders of the Notes or the Trustee.

11.4                       The Paying Agent, Transfer Agent and Registrar shall be obliged to perform such duties and only such duties as are specifically set out in this Agreement.  No implied duties or obligations shall be read into such document. The Paying Agent, Transfer Agent and Registrar shall not be obliged to perform any duties additional to or different from such duties resulting from any modification or supplement after the date hereof to any relevant documents (including, without limitation, the Indenture), unless it shall have previously agreed to perform such duties. The Paying Agent, Transfer Agent and Registrar shall not be under any obligation to take any action hereunder which either party expects, and has thus notified the Issuer and the Guarantor, in writing, shall result in any expense or liability of such Paying Agent, Transfer Agent or Registrar, the payment of which within a reasonable time is not, in its opinion, assured to it.

11.5                       Except as ordered by a court of competent jurisdiction or as required by law, the Paying Agent shall be entitled to treat the holder of any Note (as evidenced by the register of Notes maintained by the Registrar) as the absolute owner thereof for all purposes (whether or not it is overdue and notwithstanding any notice to the contrary or any notice of ownership, trust or any interest in it, any writing on it, or its theft or loss) and shall not be required to obtain any proof thereof or as to the identity of the bearer or holder.

11.6                       The Paying Agent, Transfer Agent and Registrar may consult with any legal or other professional advisers (who may be an employee of or legal adviser to the Issuer or the Guarantor) selected by it, at the cost of the Issuer or the Guarantor, provided that the fees of any such counsel shall be agreed to by the Issuer or the Guarantor acting reasonably, in advance, and the opinion of such advisers shall be full and complete protection in respect of any action taken, omitted or suffered hereunder in accordance with the written opinion of such advisers.

11.7                       The Paying Agent, Transfer Agent and Registrar shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in reliance upon any instruction, request or order from the Issuer or upon any Note, notice, resolution, direction, consent, certificate, affidavit, statement, telex, facsimile transmission or other document or information from any electronic or other source reasonably believed by it to be genuine and to have been signed or otherwise given or

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disseminated by the proper party or parties, even if it is subsequently found not to be genuine or to be incorrect.

11.8                       The Paying Agent, Transfer Agent and Registrar, whether acting for itself or in any other capacity, shall not be precluded from becoming the owner of, or acquiring any interest in, holding or disposing of any Note or any shares or other securities of the Issuer or any of its subsidiaries, holding or associated companies (each a “Connected Company”), with the same rights as it would have had if it were not acting as Paying Agent or from entering into or being interested in any contracts or transactions with any Connected Company or from acting on, or as depositary, trustee or agent for, any committee or body of holders of any securities of any Connected Company and shall not be liable to account for any profit.

11.9                       The Paying Agent shall not be required to make any payments to any holder of a Note if under any laws or regulations affecting the Paying Agent, such payment is not permitted. In the event of any such laws or regulations affecting the Paying Agent coming to the attention of the Paying Agent it shall forthwith notify the Issuer, the Guarantor and the Trustee.

11.10                The Issuer shall do or cause to be done all such acts, matters and things and shall make available all such documents as shall be necessary or desirable to enable the Paying Agent, Transfer Agent and Registrar to fully comply with and carry out its respective duties and obligations hereunder.

11.11                In no event shall the Paying Agent, Transfer Agent or Registrar or any of its affiliates or any of their respective officers, directors, employees, agents, advisors or representatives (collectively, “Agent Parties”) be liable to the Issuer or the Guarantor or any third party for direct,  indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise), except to the extent the liability of the Paying Agent, Transfer Agent or Registrar is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted primarily from the gross negligence, bad faith, wilful misconduct or fraud of the Paying Agent, Transfer Agent or Registrar or their Agent Parties.

11.12                Notwithstanding anything contained in this Agreement to the contrary, the Paying Agent, Transfer Agent and the Registrar shall not incur any liability for not performing any act or fulfilling any obligation hereunder by reason of any occurrence beyond its control including, without limitation, (i) any governmental activity (whether de jure or de facto), act of authority (whether lawful or unlawful), compliance with any governmental or regulatory order, rule, regulation or direction, curfew restriction, expropriation, compulsory acquisition, seizure, requisition, nationalisation or the imposition of currency or currency control restrictions; (ii) any failure of or the effect of rules or operations of any funds transfer, settlement or clearing system, interruption, loss or malfunction of utilities, communications or computer services or the payment or repayment of any cash or sums arising from the application of any law or regulation in effect now or in the future, or from the occurrence of any event in the country in which such cash is held which may affect, limit, prohibit or prevent the transferability, convertibility, availability, payment or repayment of any cash or sums until such time as such law, regulation or event shall no longer affect, limit, prohibit or prevent such transferability, convertibility, availability, payment or repayment (and in no event, other than as provided in the Notes, shall the Paying Agent be obliged to substitute another currency for a currency whose transferability, convertibility or availability has been affected, limited, prohibited or prevented by such law, regulation or event or be obliged to pay any penalty interest); (iii) any strike or work stoppage, go slow, occupation of premises, other industrial action or dispute or any breach of contract by any essential personnel; (iv) any equipment or transmission failure or failure of applicable banking or financial systems; (v) any war, armed conflict including but not limited to hostile attack, hostilities, or acts of a foreign enemy; (vi) any riot, insurrection, civil commotion or disorder, mob violence or act of civil disobedience; (vii) any act of terrorism or sabotage; (viii) any explosion, fire, destruction of machines, equipment or any kind of installation, prolonged breakdown of transport, radioactive contamination, nuclear fusion or fission or electric current; (ix) any epidemic, natural disaster (such as but not limited to violent storm, hurricane, blizzard, earthquake,

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landslide, tidal wave, flood, damage or destruction by lightning, or drought); or (x) any other act of God.

11.13                Pursuant to and in accordance with the procedures set forth in Article Five of the Base Indenture (i) the Issuer or the Guarantor, as applicable, may at any time, for the purpose of obtaining the satisfaction and discharge of the Indenture or for any other purpose, direct the Paying Agent to pay to the Trustee all sums held in trust by the Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Paying Agent; and, upon such payment by the Paying Agent to the Trustee, the Paying Agent shall be released from all further liability with respect to such money and (ii) any money deposited with the Paying Agent in trust for the payment of the principal of or any premium or interest on the Notes remaining unclaimed for two years after such principal, premium or interest has become due and payable shall be paid to the Issuer or the Guarantor, as applicable, on such party’s request and all liability of the Paying Agent with respect to such trust money shall thereupon cease.

12.                              CHANGES IN PAYING AGENT OR REGISTRAR AND SPECIFIED OFFICES

12.1                       The Issuer may at any time vary or terminate the appointment of the Paying Agent, Transfer Agent or the Registrar and appoint additional or other paying agents or registrars.

Any variation or termination shall be made by giving to the Paying Agent, Transfer Agent or Registrar and (if different) to the paying agent, transfer agent or registrar whose appointment is to be varied or terminated not less than 60 days’ written notice to that effect, which notice shall expire not less than 30 days before or after any due date for any payment in respect of Notes.

12.2                       Subject to clause 12.1, the Paying Agent, Transfer Agent or Registrar may resign its appointment hereunder at any time by giving to the Issuer and the Guarantor not less than 60 days’ written notice to that effect, which notice shall expire not less than 30 days before or after any due date for any payments in respect of any Notes.

12.3                       Notwithstanding clauses 12.1 and 12.2 no such termination of the appointment of, or resignation by, the Paying Agent, Transfer Agent or Registrar shall take effect until a successor has been appointed on terms approved by the Issuer or the Issuer has otherwise approved such resignation without a successor being appointed.

12.4                       Notwithstanding any other provisions of clause 12.1, the appointment of the Paying Agent, Transfer Agent or Registrar shall forthwith terminate if at any time such Paying Agent, Transfer Agent or Registrar becomes incapable of acting, or is adjudged bankrupt or insolvent, or files a voluntary petition in bankruptcy or makes an assignment for the benefit of its creditors or consents to the appointment of a receiver, administrator or other similar official of it or of all or any substantial part of its property or admits in writing its inability to pay or meet its debts as they mature or suspends payment thereof, or if a resolution is passed or an order made for its winding up or dissolution, or if a receiver, administrator or other similar official of it or of all or any substantial part of its property is appointed, or if any order of any court is entered approving any petition filed by or against it under the provisions of any applicable bankruptcy or insolvency law, or if any public officer takes charge or control of such Paying Agent, Transfer Agent or Registrar or its property or affairs for the purpose of rehabilitation, conservation, administration or liquidation or there occurs any analogous event under any applicable law.

12.5                       On the date on which any such termination or resignation takes effect, the Paying Agent, Transfer Agent or Registrar shall (i) pay to or to the order of its successor (or, if none, the Issuer) any amounts held by it in respect of the Notes which have become due and payable but which have not been presented for payment; and (ii) deliver to its successor (or, if none, the Issuer), or as it may direct, all records maintained by it, pursuant hereto. Following such termination or resignation and pending such payment and delivery, the Paying Agent, Transfer Agent or Registrar shall hold such amounts,

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records and documents in trust for and subject to the order of its successor or, as the case may be, the Issuer.

12.6                       Any corporation into which any Paying Agent, Transfer Agent or Registrar may be merged or converted or any corporation with which such Paying Agent, Transfer Agent or Registrar may be consolidated or any corporation resulting from any merger, conversion or consolidation to which such Paying Agent, Transfer Agent or Registrar shall be a party, or any corporation, including affiliated corporations, to which the Paying Agent, Transfer Agent or Registrar shall sell or otherwise transfer: (a) all or substantially all of its assets or (b) all or substantially all of its corporate trust business shall, on the date when the merger, conversion, consolidation or transfer becomes effective and to the extent permitted by any applicable laws, be the successor Paying Agent, Transfer Agent or Registrar under this Agreement without any further formality, and after such effective date all references in this Agreement to such Paying Agent, Transfer Agent or Registrar shall be deemed to be references to such corporation. Notice of any such merger, conversion, consolidation or transfer shall forthwith be given by the Paying Agent, Transfer Agent or Registrar to the Issuer, the Guarantor and the Trustee.

12.7                       The Paying Agent, Transfer Agent or Registrar may change its specified office to another office in London at any time by giving to the Issuer, the Guarantor and the Trustee not less than 60 days’ prior written notice to that effect, which notice shall expire not less than 30 days before or after any due date for any payments in respect of any Notes, and which notice shall specify the address of the new specified office and the date upon which such change is to take effect.

13.                              NOTICES

13.1                       If the Issuer arranges publication of any notice to the holders of the Notes, it shall at or before the time of such publication, send copies of each notice so published to the Paying Agent.

13.2                       The Paying Agent, Transfer Agent and Registrar shall promptly forward any written notice received by it from any holders of the Notes to the Issuer, the Guarantor and the Trustee.

14.                              COMMUNICATIONS

14.1                       For the purposes of this clause, the address of each party at the date of this Agreement shall be the address set out below (including, where applicable, the details of the facsimile number, the person for whose attention the notice or communication is to be addressed and the email address):

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the Issuer:

WPC Eurobond B.V.

Strawinskylaan 741, Tower C	Fax	: +31 (0)20 575 2430
7th Floor	Attention	: Directors
1077 XX Amsterdam
the Netherlands

As may be amended from time to time in accordance with this Agreement.

the Guarantor:

W. P. Carey Inc.

50 Rockefeller Plaza	Fax	: 212-492-8922
New York, New York 10020	Attention	: Chief Financial Officer and General Counsel
United States

As may be amended from time to time in accordance with this Agreement.

the Paying Agent:

Elavon Financial Services DAC, UK Branch

125 Old Broad Street	Fax: +44 (0)207 365 2577
Fifth Floor	Attention: Structured Finance Relationship Management
London	Email: mbs.relationship.management@usbank.com
EC2N 1AR
United Kingdom

As may be amended from time to time in accordance with this Agreement.

the Transfer Agent:

U.S. Bank National Association

RAYMOND S. HAVERSTOCK	Fax: (651) 466-7430
Global Corporate Trust Services	Attention: RAYMOND S. HAVERSTOCK
EP-MN-WS3C	Email: raymond.haverstock@usbank.com
60 Livingston Avenue
St. Paul MN 55107-1419
As may be amended from time to time in accordance with this Agreement.

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the Registrar:

U.S. Bank National Association

RAYMOND S. HAVERSTOCK	Fax: (651) 466-7430
Global Corporate Trust Services	Attention: RAYMOND S. HAVERSTOCK
EP-MN-WS3C	Email: raymond.haverstock@usbank.com
60 Livingston Avenue
St. Paul MN 55107-1419
As may be amended from time to time in accordance with this Agreement.

the Trustee:

U.S. Bank National Association

RAYMOND S. HAVERSTOCK	Fax: (651) 466-7430
Global Corporate Trust Services	Attention: RAYMOND S. HAVERSTOCK
EP-MN-WS3C	Email: raymond.haverstock@usbank.com
60 Livingston Avenue
St. Paul MN 55107-1419
As may be amended from time to time in accordance with the Indenture and notified by the Issuer to the Paying Agent.

A copy of any notices sent to the Issuer shall also be delivered to the Guarantor.

15.                              AMENDMENTS

15.1                       For the avoidance of doubt, this Agreement may be amended in writing by the parties hereto.

15.2                       The Issuer shall provide to the Paying Agent a copy of any amendment to the Indenture as soon as reasonably practicable following such amendment taking effect.  Where reference is made in this Agreement to the Indenture, such reference shall, for the purposes of the Paying Agent’s rights and obligations under this Agreement only, be deemed to refer to the most recent version of such document provided to the Paying Agent by the Issuer.

16.                              TAXES

The Issuer agrees to pay any and all stamp and other documentary taxes or duties which may be payable in connection with the execution, delivery, performance and enforcement of this Agreement.

17.                              REGULATORY MATTERS

17.1                       The Paying Agent is authorised and regulated by the Central Bank of Ireland (“CBOI”) and its activities in the UK are subject to limited regulation by the UK Prudential Regulation Authority (“PRA”) and the UK Financial Conduct Authority (“FCA”).

17.2                       In connection with the worldwide effort against the funding of terrorism and money laundering activities, the Paying Agent, Transfer Agent and Registrar may be required under various national laws and regulations to which they are subject to obtain, verify and record information that identifies each person who opens an account with it.  For a non-individual person such as a business entity, a charity, a Trust or other legal entity the Paying Agent, Transfer Agent and Registrar shall be entitled to ask for documentation to verify such entity’s formation and legal existence as well as financial

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statements, licenses, identification and authorisation documents from individuals claiming authority to represent the entity or other relevant documentation.

17.3                       The parties to this Agreement acknowledge and agree that the obligations of the Paying Agent, Transfer Agent and Registrar under this Agreement are limited by and subject to compliance by them with EU and US Federal anti-money laundering statutes and regulations. If the Paying Agent, Transfer Agent and Registrar or any of their directors know or suspect that a payment is the proceeds of criminal conduct, such person is required to report such information pursuant to the applicable authorities and such report shall not be treated as a breach by such person of any confidentiality covenant or other restriction imposed on such person under this Agreement, by law or otherwise on the disclosure of information. The Paying Agent, Transfer Agent and Registrar shall be indemnified and held harmless by the Issuer from and against all losses suffered by them that may arise as a result of the agents being prevented from fulfilling their obligations hereunder due to the extent doing so would not be consistent with applicable statutory anti-money laundering requirements.

17.4                       Notwithstanding anything to the contrary in this Agreement or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any party arising under this Agreement or any such other document, to the extent such liability is unsecured or not otherwise exempted, may be subject to the write-down and conversion powers of a Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)                                the application of any Write-Down and Conversion Powers by a Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto; and

(b)                                the effects of any Bail-in Action on any such liability, including, if applicable:

1.                                      a reduction in full or in part or cancellation of any such liability;

2.                                      a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such party, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other agreement; or

3.                                      the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any Resolution Authority.

For the purpose of this sub-clause 17.4 the following terms shall have the following meanings:

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority.

“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and in relation to any other state, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

18.                              GOVERNING LAW AND JURISDICTION

18.1                       This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York.

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18.2                       Each of the Paying Agent, the Transfer Agent, the Registrar, the Issuer and the Guarantor irrevocably submits to the non-exclusive jurisdiction of any New York State or federal court sitting in the Borough of Manhattan, The City of New York, over any suit, action or proceeding arising out of or relating to this Agreement. To the fullest extent permitted by applicable law, each of the Paying Agent , the Transfer Agent, the Registrar, the Issuer and the Guarantor irrevocably waives and agrees not to assert, by way of motion, as a defense or otherwise, any claim that it is not subject to the jurisdiction of any such court, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

18.3                       Each of the Paying Agent, the Transfer Agent, the Registrar, the Issuer and the Guarantor agrees, to the fullest extent permitted by applicable law, that a final judgment in any suit, action or proceeding of the nature referred to in clause 17.2 brought in any such court shall be conclusive and binding upon it subject to rights of appeal, as the case may be, and may be enforced in the courts of the United States of America or the State of New York (or any other courts to the jurisdiction of which it or any of its assets is or may be subject) by a suit upon such judgment.

18.4                       THE PARTIES HERETO HEREBY WAIVE TRIAL BY JURY IN ANY ACTION BROUGHT ON OR WITH RESPECT TO THIS AGREEMENT.

19.                              COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be an original, but all of which when taken together shall constitute a single instrument.

AS WITNESS the hands of the parties or their duly authorised agents the day and year first above written.

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SIGNATORIES

ISSUER

WPC EUROBOND B.V.

By:	/s/ Ramses Van Toor
Name:	Ramses Van Toor
Title:	Managing Director A

By:	/s/ Brooks G. Gordon
Name:	Brooks G. Gordon
Title:	Managing Director B

GUARANTOR

W. P. CAREY INC.

By:	/s/ ToniAnn Sanzone
Name:	ToniAnn Sanzone
Title:	Chief Financial Officer

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PAYING AGENT

Elavon Financial Services DAC, UK Branch

By:	/s/ Chris Hobbs
Name:	Chris Hobbs
Title:	Authorised Signatory

By:	/s/ Neil Lewis
Name:	Neil Lewis
Title:	Authorised Signatory

TRANSFER AGENT

U.S. Bank National Association

By:	/s/ Raymond S. Haverstock
Name:	Raymond S. Haverstock
Title:	Vice President

By:	/s/ Thomas Maple
Name:	Thomas Maple
Title:	Vice President

REGISTRAR

U.S. Bank National Association

By:	/s/ Raymond S. Haverstock
Name:	Raymond S. Haverstock
Title:	Vice President

By:	/s/ Thomas Maple
Name:	Thomas Maple
Title:	Vice President

TRUSTEE

U.S. Bank National Association

By:	/s/ Raymond S. Haverstock
Name:	Raymond S. Haverstock
Title:	Vice President

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